As filed with the Securities and Exchange
Commission on April 20, 2020

Registration No. 333-130822
Registration No. 811-08582

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

Post-Effective Amendment No. 18
to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account I
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on May 1, 2020 pursuant to paragraph (b) of Rule 485

If appropriate, check the following box:

	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group Deferred Variable and Fixed Annuity Contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account I
RETIREMENT MASTER
CONTRACT PROSPECTUS – MAY 1, 2020

Contracts. The contracts described in this prospectus are group deferred variable and fixed annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). Prior to January 1, 2006, the contracts were issued by ING Insurance Company of America ("IICA"). On December 31, 2005, IICA merged with and into the Company, and the Company assumed responsibility for all of IICA's obligations under the contracts. The contracts are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code").

> **Why Reading This Prospectus is Important.** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the person to whom we issue the contract, the plan sponsor), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 10 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

Fixed Interest Options. We describe the fixed interest options (the Fixed Plus Account and the Fixed Plus Account II A) that may be available under the contracts in appendices to this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount of compensation we pay.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2020, Statement of Additional Information ("SAI") in association with this prospectus free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, www.sec.gov. When looking for information regarding the contracts of the contract prospectus offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-130822. The SAI table of contents is listed on page 44 of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The contracts are not offered for sale in the state of New York.

The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.

The Funds[*]

American Funds® – EuroPacific Growth Fund®
(Class R-4)[1]
American Funds® – The Growth Fund of America®
(Class R-4)[1]
Fidelity® VIP Contrafund^{SM} Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio^{SM} (Initial Class)
Invesco V.I. Core Equity Fund (Series I)
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio
(Class VC)[2]
Neuberger Berman Sustainable Equity Fund (Trust Class)[1, 3]
PIMCO Real Return Portfolio (Administrative Class)[2]
Voya Balanced Portfolio (Class I)
Voya Global Bond Portfolio (Class I)
Voya Government Money Market Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)[2]
Voya Index Plus LargeCap Portfolio (Class I)[2]

Voya Index Plus MidCap Portfolio (Class I)
Voya Index Plus SmallCap Portfolio (Class I)[2]
Voya Intermediate Bond Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)[2]
Voya MidCap Opportunities Portfolio (Class I)
Voya Small Company Portfolio (Class I)
Voya SmallCap Opportunities Portfolio (Class I)[2]
Voya U.S. Stock Index Portfolio (Class I)
VY® Baron Growth Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class S)[2]
VY® Invesco Growth and Income Portfolio (Class S)[2]
VY® Invesco Oppenheimer Global Portfolio (Class I)
VY® T. Rowe Price Capital Appreciation Portfolio
(Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class I)
Wanger Select[2]

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[*] **See "APPENDIX IV – FUND DESCRIPTIONS" for further information about the funds.**
[1] This fund is available to the general public, in addition to being available through variable annuity contracts.
[2] This fund is no longer available to new investments under your plan.
[3] This fund is closed to new retirement plans.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example, a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company.

Contact your local representative or write or call the Company at:
  Customer Service
  Defined Contribution
  Administration
  P.O. Box 990063
  Hartford, CT 06199-0063
  1-800-584-6001

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans, Roth 403(b) plans or in some 401(a) plans may cancel their participation in the contract no later than ten days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "***Contract Phases***," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. **See "WITHDRAWALS," "FEDERAL TAX CONSIDERATIONS" and "INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or one or more accounts for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in one or more of the following investment options:

- Fixed Interest Options, or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)



Payments to Your Account
Step 1
Voya Retirement Insurance and Annuity Company
Step 2
Fixed Interest Options
Variable Annuity Account I
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Fund Redemption Fees; and
- Premium and Other Taxes.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes ranging from 0% to 4% of purchase payments may also be deducted.

Loan Interest Rate Spread[4]	3.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Mortality and Expense Risk Charge[5]	1.00%
Maximum Administrative Expense Charge[6]	0.25%
Maximum Total Separate Account Expenses	1.25%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds[7] that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expense	**Minimum**	**Maximum**
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.53%

See the "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the fund's affiliates.

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[4] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5%; however, we reserve the right to apply a spread of up to 3.0%. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

[5] This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES – Mortality and Expense Risk Charge."**

[6] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. **See "FEES – Administrative Expense Charge."**

[7] Both funds selected by your plan and funds not yet selected were considered when determining the minimum and maximum fund expenses.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, and the fund fees and expenses as described below.

Fund **Fees and Expenses Examples.** The following example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$281	$862	$1,469	$3,109

Fund Fees and Expenses Examples. The following example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$155	$480	$829	$1,813

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V**, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values in each subaccount from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account I and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, CT 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a) and 403(b), including Roth 403(b). Contributions to a Roth 403(b) account must be made by after-tax salary reduction (to the extent allowed by the contract), exchange, or rollover paid to us on your behalf, as permitted by the Tax Code. Contracts may not be available in all states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Purchasing the Contract. To purchase the contract:
- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participants in the contract:
- We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We will also establish a separate account for Roth 403(b) contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments – A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments – More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or a tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

Transfer Credits. The Company may provide a transfer credit in certain circumstances. The transfer credit is a specified percentage of assets transferred, exchanged or rolled over into the contract from an investment provider not affiliated with the Company and is subject to state approval and certain time limitations and other conditions and restrictions as defined by the Company. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract. Any transfer credit will be allocated to and subject to the terms and conditions associated with the Fixed Plus Account.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. We will also set up a separate account to accept Roth 403(b) after-tax salary contributions. You have the right to the value of your employee account and any employer account to the extent that you are vested under the plan as interpreted by the contract holder.

Who Holds Rights Under the Contract? The contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options. For additional information about the respective rights of the contract holder and participants, see **APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within ten days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." the refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account I. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account I

Variable Annuity Account I (the "separate account") was established in 1994 as a separate account of Aetna Insurance Company of America, which became ING Insurance Company of America. In connection with the merger of ING Insurance Company of America with and into ING Life Insurance and Annuity Company, the separate account was transferred to ING Life Insurance and Annuity Company on December 31, 2005. The separate account retained its name, Variable Annuity Account I. Variable Annuity Account I is a segregated asset account used to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of Voya Retirement Insurance and Annuity Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding)***.** Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance.
- Shared funding – bought by more than one company.

Public Funds. The following funds selected by your plan, which the subaccounts buy for variable annuity contracts, are also available to the general public:
- American Funds® – EuroPacific Growth Fund®;
- American Funds® – The Growth Fund of America®; and
- Neuberger Berman Sustainable Equity Fund.

See "FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts* **– Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contract.**

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." **See also "TRANSFERS" for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options, **see APPENDIX I and APPENDIX II**.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your Voya representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds – including each fund's prospectus, statement of additional information, and annual and semi-annual reports, fixed interest option appendices, and the Guaranteed Accumulation Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time, but a higher limit may apply.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see "**LOANS – Loan Interest**."

Types of Fees

You may incur the following types of fees or charges under the contract:
- **Transaction Fees**
  - ▷ Loan Interest Rate Spread
  - ▷ Fund Redemption Fees
- **Periodic Fees and Charges**
  - ▷ Mortality and Expense Risk Charge
  - ▷ Administrative Expense Charge
- **Fund Fees and Expenses**

Fund Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase, and 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account or the Fixed Plus Account II A.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We will not deduct this fee from the Fixed Plus Account or the Fixed Plus Account II A. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE – *Fund Fees and Expenses*,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract (including funds closed to new investments but not including the funds available to your plan, but not yet selected) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2019, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- American Funds®;
- Fidelity® Variable Insurance Products Funds;
- Wanger Advisors Trust Funds;
- PIMCO Variable insurance Trust Funds;
- Lord Abbett Series Funds;
- Invesco Variable Insurance Funds; and
- Neuberger Berman Equity Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2019, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

- **Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.
- **When/how.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the Fixed Plus Account and/or the Fixed Plus Account II A, including interest earnings to date; less
- Any deductions from the Fixed Plus Account and/or the Fixed Plus Account II A (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the then current market value (net asset value or NAV).


$5,000 contribution
Step 1 ↓
Voya Retirement Insurance and Annuity Company
Step 2 ↓
Variable Annuity Account I
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Fund A
Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. **Transfers from the fixed interest options are restricted as outlined in the appendices and the contract.** Transfers may be requested in writing, by telephone or, where available, electronically at www.voyaretirementplans.com. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," after your scheduled transfer.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (**see "Withdrawal Restrictions" in this section**), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:
- Select the withdrawal amount.
  - ▷ Full withdrawal: you will receive, reduced by any required tax and redemption fees, your account value allocated to the subaccounts, plus the amount available for withdrawal from the fixed plus account and/or the Fixed Plus Account II A; or
  - ▷ Partial withdrawal (percentage or specified dollar amount): you will receive, reduced by any required tax and redemption fees, the amount you specify, subject to the value available in your account. The amount available from the fixed plus account and/or the fixed plus account ii a may be limited; and


Deductions for Taxes

Amounts withdrawn may be subject to redemption fees, tax penalties, withholding and taxation. **See "FEES – Fund Redemption Fees" and "FEDERAL TAX CONSIDERATIONS."**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."


- Select investment options. Subject to any applicable withdrawal order requirements for contracts that have Fixed Plus Account II A as an investment option, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value unless otherwise specified by you; and
- Properly complete a disbursement form and submit it to the address referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account and the Fixed Plus Account II A, see the appendices**.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**"; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contracts allow the one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. Provided all options are available, we will reinvest in the same investment options and proportions in place at the time of withdrawal. If Fixed Plus Account II A is available under the contract, any amounts withdrawn from the Fixed Plus Account will be invested in Fixed Plus Account II A. If any other investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Many plans may have limits on withdrawals that may be made from the plan. Some examples of these limits are listed below:
- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  ▷ Salary reduction contributions made after December 31, 1988;
  ▷ Earnings on those contributions; and
  ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- The contract may require that the contract holder certify that you are eligible for the distribution.

403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS–Taxation of Qualified Contracts – Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

The Tax Code and/or your plan may impose other limitations on withdrawals. In addition, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain of the limitations the Tax Code imposes on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.); and

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

- **Estate Conservation Option ("ECO")/Recurring RMD Payment ("RRP").** This option also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under this option, the Company calculates the minimum distribution amount required by law (generally at age 72 (age 70½ if born before July 1, 1949) or retirement, if later) and pays you that amount once a year.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Availability of Systematic Distribution Options. If not required under the plan, the Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan and subject to the terms and conditions imposed by the plan and the plan's loan agreement, participants may initiate a loan during the accumulation phase from their individual account value allocated to certain subaccounts and the Fixed Plus Account and/or the Fixed Plus Account II A. Loans are not available from a Roth 403(b) contract or account ("loanable'). However, under some contracts, participant Roth 403(b) accounts may be included in the calculation of the amount available for a loan ("lienable"), but will not be loanable. Accordingly, the amount available for a full or partial withdrawal from a participant Roth Account will not be reduced by any outstanding loan balance. Furthermore, in the event of a loan default, no amount of the outstanding loan balance will be deducted from a participant Roth account. Loans are subject to certain requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your plan sponsor. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing a loan request form and submitting it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contracts is called the loan interest rate spread. The loan interest rate spread is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of up to 3.0%.

Repayment and Default on Loans. Loans may be repaid as described in the loan agreement, including paid in full at any time. If we do not receive a loan repayment when due, the entire outstanding loan balance will be considered in default.

To the extent that a loan remains in default and is not repaid in a timely manner as prescribed by Tax Code section 72(p) and applicable regulations, the entire outstanding balance, including accrued interest will be reported as a taxable distribution on IRS Form 1099. The distribution may also be subject to tax penalties under Tax Code section 72(t). To the extent a loan which has been reported as a distribution remains unpaid, it will continue to count against your future loan availability. The loan interest spread, if applicable, will continue to accrue until the loan is offset or you have a distributable event. Additionally, certain other tax rules apply to distributions from the contract. The CARES Act includes temporary relief from certain of the Tax Code rules applicable to loans. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General" for additional information.**

Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the Fixed Plus Account and/or the Fixed Plus Account II A fixed interest options and you may lose the benefit of tax-deferred growth on earnings. You should consulting with a tax and/or legal adviser to determine if requesting a loan is in your best interests.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary). The contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "**INCOME PHASE**."

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see "**INCOME PHASE – Payment Options**"); or
- Payment under an available systematic distribution option (subject to certain limitations).

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in the Fixed Plus Account and the Fixed Plus Account II A, calculated from date of death at a rate specified by state law.

The contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**"; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

Tax code requirements. The tax code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. The CARES Act includes temporary relief from certain of the Tax Code rules applicable to the distribution of the death benefit. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump-sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccount available during the income phase, please contact Customer Service. Some contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Income Phase Payments from Fixed Plus Account Values. If a nonlifetime income phase payment option is selected, payment of amounts held in the Fixed Plus Account and/or the Fixed Plus Account II A during the accumulation phase may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted:
- When you select an income payment phase option (one of the options listed in the tables on the following page), a mortality and expense risk charge consisting of a daily deduction of 1.25% on an annual basis will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options; and
- We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following "*Income Phase Payment Options*" tables. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." If the death benefit is not taken in a lump sum, your beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death" for the distribution rules imposed by the Tax Code.**

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the tax code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. The Tax Code and/or some contracts may restrict the options and the terms available to you and/or your beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant –**The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary –** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments[*]	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end after the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments[*]	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income – Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income – Two Lives – Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments[*]	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account and/or Fixed Plus Account II A during the accumulation phase, the income phase payment must be on a fixed basis. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump-sum.

Lump-Sum Payment. If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

---

[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company.**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts. The contract described in this prospectus is available for purchase on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a) and 403(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek tax and legal advice.**

Roth Accounts. Tax Code Section 402A allows employees of employers offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Temporary Rules Under the CARES Act

On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain of the Tax Code rules described below. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan with which the contract is used; (2) whether your plan implements a particular type of relief; (3) your specific circumstances; and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. **You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving the contract or your interest in the contract.**

Required Minimum Distributions. The CARES Act waives the requirement to take minimum distributions from defined contribution plans in 2020. The waiver applies to any minimum distribution due from such an arrangement in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

The relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death five-year rule described below under "**Required Distributions upon Death**" applies, the five-year period is determined without regard to calendar year 2020. It is unclear whether this special exception extends to the ten-year period also described below under that same heading.

Distributions. The CARES Act provides relief for coronavirus-related distributions made from certain qualified plans to a "qualified individual" (defined below). The relief:
- Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under Tax Code sections 401(k), 403(b), or 457;
- Provides an exception to the 10% Additional Tax under Tax Code section 72(t);
- Exempts the distribution from the mandatory 20% withholding applicable to eligible rollover distributions;
- Permits the employee to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable unless the taxpayer elects out; and
- Permits recontribution of the distribution to a plan or IRA within three years, in which case the recontribution is generally treated as a direct trustee to trustee transfer within 60 days of the distribution.

The distribution must come from an "eligible retirement plan" within the meaning of Tax Code section 402(c)(8)(B), *i.e.*, a 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan, including Roth arrangements. The relief is limited to aggregate distributions of $100,000. The relief applies to such distributions made at any time during the 2020 calendar year.

Individuals Eligible for Withdrawal and Loan Relief. Only a "qualified individual" is eligible for the withdrawal and loan relief provided under the CARES Act. A "qualified individual" is an individual in one of the following categories:
- The individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 ("COVID-19") by a test approved by the Centers for Disease Control and Prevention;
- The individual's spouse or dependent is diagnosed with such virus or disease; or
- The individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by Internal Revenue Service.

The CARES Act provides that the administrator of an eligible retirement plan may rely on an employee's certification that the employee is a qualified individual as defined above.

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a) Plans.** Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees; and
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS**" section of this prospectus under the heading "**Funds Available Through the Separate Account – Public Funds**." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the contract holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $57,000 (as indexed for 2020). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $19,500 (as indexed for 2020). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a tax and/or legal adviser.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

401(a) and 403(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan (collectively, qualified plans).

Exceptions to the 10% additional tax may apply if:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 403(b). A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
    ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
    ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
    ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions generally may occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a), 403(b) and Roth 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (401(a), 403(b) and Roth 403(b) Plans)

Upon your death, any remaining interest in a 401(a), 403(b) or Roth 403(b) plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 403(b), Roth 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 401(a) or 403(b) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b) and Roth 403(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commissions paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during the year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2019, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Morgan Stanley Smith Barney LLC;
- LPL Financial LLC;
- Northwestern Mutual Investment Services, Inc.;
- Kestra Investment Services, LLC;
- Voya Financial Advisors, Inc.;
- Lincoln Investment Planning, Inc.;
- Ameriprise Financial Services, Inc.;
- Park Avenue Securities, LLC;
- Royal Alliance Associates, Inc.;
- Regulus Advisors, LLC;
- Lincoln Financial Advisors Corporation;
- NYLIFE Securities LLC;
- Cetera Advisor Networks LLC;
- Woodbury Financial Services, Inc.;
- American Portfolios Financial Services, Inc.;
- Securities America, Inc.;
- RBC Capital Markets, LLC;
- Primerica Financial Services, Inc.;
- Cetera Advisors LLC;
- MMA Securities LLC;
- SagePoint Financial, Inc.;
- Cetera Investment Services LLC;
- Purshe Kaplan Sterling Investments, Inc.;
- M Holdings Securities, Inc.; and
- Ameritas Investment Corp.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modifications

We may change the contract as required by federal or state law. We will notify you in writing of any changes.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) account) as a designated Roth 403(b) annuity contract (or Roth 403(b) account) under the Tax Code, regulations, IRS Rulings and requirements.

We may change the tables for determining the amount of income phase payments attributable only to contributions accepted after the effective date of the change, without contract holder consent. Such a change will not become effective earlier than 12 months after (1) the effective date of the contract, or (2) the effective date of a previous change. We will notify the contract holder in writing at least 30 days before the effective date of the change. We may not make contract changes which adversely affect the annuity benefits attributable to contributions already made to the contract.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfer of Ownership Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $3,500 and this value is not due to negative investment performance. We will notify you or the contract holder 90 days prior to terminating the account.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

APPENDIX I
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option that may be available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each 12 month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and the Fixed Plus Account in which the account was invested.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate/enrollment materials.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

- One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase; or
- Due to the election of an income phase payment option; or
- When the Fixed Plus Account value is $3,500 or less and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.

Additionally, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  ▷ The hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  ▷ The employer certifies that you have separated from service;
  ▷ The amount withdrawn is paid directly to you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period; or
- If we terminate your account based on our right to do so for accounts below $3,500.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate/enrollment materials.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to subaccounts to fund lifetime variable payments during the income phase. The contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments. Availability of subaccounts may vary during the income phase.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company may provide a transfer credit in certain circumstances. The transfer credit is a specified percentage of assets transferred, exchanged or rolled over into the contract from an investment provider not affiliated with the Company and is subject to state approval and certain time limitations and other conditions and restrictions as defined by the Company. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract. Any transfer credit will be allocated to and subject to the terms and conditions associated with the Fixed Plus Account.

APPENDIX II
FIXED PLUS ACCOUNT II A

The Fixed Plus Account II A is an investment option that may be available during the accumulation phase, if selected by the contract holder. If the Fixed Plus Account II A is available to you, the Fixed Plus Account investment option (hereinafter referred to as "closed fixed account") is closed to new contributions, allocations and transfers, and all contributions, allocations and transfers directed to the closed fixed account investment option will automatically be contributed, allocated or transferred to the Fixed Plus Account II A. This option may not be available in all states, through certain contracts, or in certain plans.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

> Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:

- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ Unforeseeable emergency;
  - ▷ In-service distribution permitted by the plan;
  - ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $2,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:

- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

We reserve the right to impose new or different restrictions and limits applicable to full withdrawals on a basis that is not unfairly discriminatory.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II A.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II A. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account II A installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II A.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to as low as $2,000;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ Unforeseeable emergency;
  - ▷ In-service distribution permitted by the plan; or
  - ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000. However, we reserve the right to lower the waived amount to as low as $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

We reserve the right to impose new or different restrictions and limits applicable to transfers from the Fixed Plus Account II A and to waive any restriction or limit on transfers on a basis that is not unfairly discriminatory.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed account, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

The employer has adopted a plan under Internal Revenue Tax Code Sections 403(b) (including Roth 403(b)) or 401(a) ("Plan") and has purchased an Voya Retirement Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b) (including Roth 403(b)), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), the participant has ownership in the value of his/her Employer Account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract; and
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX IV
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® – EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® – The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
Fidelity® VIP Contrafund^{SM} Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC is the fund's manager. Other investment advisers serve as subadvisers for the fund.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio^{SM} **Investment Adviser:** Fidelity Management & Research Company LLC is the fund's manager. Other investment advisers serve as subadvisers for the fund.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Neuberger Berman Sustainable Equity Fund **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Government Money Market Portfolio[*] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

---

[*] There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® Baron Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY® Invesco Equity and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks total return consisting of long-term capital appreciation and current income.

VY® Invesco Growth and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

VY® Invesco Oppenheimer Global Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks capital appreciation.

VY® T. Rowe Price Capital Appreciation Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

VY® T. Rowe Price Growth Equity Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth through investments in stocks.

Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2019, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account I available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2019, the "Value at beginning of period" shown is the value at first date of investment. Portfolio name changes after December 31, 2019, are not reflected in the following information.

Table 1
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for annuity units outstanding throughout each period)

	2019	2018	2017	2016	2015	2014	2013	2012
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$20.31	$21.12	$16.90	$15.73	$15.06	$13.91	$10.49	$9.08
Value at end of period	$25.78	$20.31	$21.12	$16.90	$15.73	$15.06	$13.91	$10.49
Number of accumulation units outstanding at end of period	2,077,987	2,272,921	2,450,513	2,669,071	2,966,871	3,130,490	3,170,926	3,165,881
FIDELITY® VIP CONTRAFUND^{SM} PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.55	$18.92	$15.66	$14.63	$14.66	$13.22	$10.16	$8.97
Value at end of period	$22.89	$17.55	$18.92	$15.66	$14.63	$14.66	$13.22	$10.16
Number of accumulation units outstanding at end of period	1,392,665	1,522,832	1,677,683	1,863,565	2,127,982	2,176,440	1,967,087	1,777,433
FIDELITY® VIP EQUITY-INCOME PORTFOLIO^{SM} (INITIAL CLASS)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.39	$18.04	$16.12	$13.78	$14.48	$13.44	$10.58	$9.18
Value at end of period	$20.71	$16.39	$18.04	$16.12	$13.78	$14.48	$13.44	$10.58
Number of accumulation units outstanding at end of period	720,515	763,507	855,360	945,696	1,025,661	1,106,135	1,093,059	1,074,179
INVESCO V.I. CORE EQUITY FUND (SERIES I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$14.32	$15.95	$14.22	$13.01	$13.94	$13.00	$10.15	$9.04
Value at end of period	$18.31	$14.32	$15.95	$14.22	$13.01	$13.94	$13.00	$10.15
Number of accumulation units outstanding at end of period	356,236	375,519	407,950	465,948	495,958	544,239	569,578	605,222
NEUBERGER BERMAN SUSTAINABLE EQUITY FUND (TRUST SHARES)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.50	$18.78	$16.00	$14.70	$14.91	$13.64	$9.98	$8.90
Value at end of period	$21.79	$17.50	$18.78	$16.00	$14.70	$14.91	$13.64	$9.98
Number of accumulation units outstanding at end of period	106,309	109,292	120,081	140,836	156,512	174,411	186,612	114,674
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$9.81	$10.12	$9.85	$9.45	$9.80	$9.60	$10.67	$10.49
Value at end of period	$10.54	$9.81	$10.12	$9.85	$9.45	$9.80	$9.60	$10.67
Number of accumulation units outstanding at end of period	54	54	54	54	54	54	54	54

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$13.79	$14.93	$13.13	$12.29	$12.64	$12.00	$10.38	$9.27
Value at end of period	$16.27	$13.79	$14.93	$13.13	$12.29	$12.64	$12.00	$10.38
Number of accumulation units outstanding at end of period	696,663	736,430	813,386	915,908	1,026,837	1,146,715	1,128,566	1,188,493
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$10.40	$10.71	$9.86	$9.35	$9.87	$9.91	$10.42	$9.85
Value at end of period	$11.12	$10.40	$10.71	$9.86	$9.35	$9.87	$9.91	$10.42
Number of accumulation units outstanding at end of period	853,516	881,056	916,407	966,112	1,035,868	1,171,744	1,100,181	1,135,245
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$9.64	$9.57	$9.60	$9.67	$9.76	$9.84	$9.93	$9.98
Value at end of period	$9.74	$9.64	$9.57	$9.60	$9.67	$9.76	$9.84	$9.93
Number of accumulation units outstanding at end of period	623,508	771,512	708,223	1,045,101	963,167	928,944	1,001,749	846,098
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.40	$18.38	$15.41	$14.16	$14.50	$13.21	$10.20	$9.05
Value at end of period	$22.23	$17.40	$18.38	$15.41	$14.16	$14.50	$13.21	$10.20
Number of accumulation units outstanding at end of period	36	36	36	36	36	36	36	64
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$18.77	$20.33	$16.46	$15.06	$15.07	$13.35	$10.14	$9.06
Value at end of period	$24.20	$18.77	$20.33	$16.46	$15.06	$15.07	$13.35	$10.14
Number of accumulation units outstanding at end of period	1,187	1,188	1,187	1,163	1,222	1,231	1,260	1,259
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.03	$18.89	$16.78	$14.33	$14.72	$13.56	$10.17	$8.90
Value at end of period	$20.19	$16.03	$18.89	$16.78	$14.33	$14.72	$13.56	$10.17
Number of accumulation units outstanding at end of period	1,582,361	1,794,716	1,979,667	2,192,685	2,425,382	2,544,324	2,483,331	2,383,894
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.13	$19.73	$18.11	$14.36	$14.97	$14.32	$10.13	$8.88
Value at end of period	$20.68	$17.13	$19.73	$18.11	$14.36	$14.97	$14.32	$10.13
Number of accumulation units outstanding at end of period	760	760	760	760	760	1,164	1,102	1,034
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$11.79	$11.96	$11.49	$11.12	$11.15	$10.55	$10.65	$10.14
Value at end of period	$12.84	$11.79	$11.96	$11.49	$11.12	$11.15	$10.55	$10.65
Number of accumulation units outstanding at end of period	1,463,565	1,594,474	1,581,927	1,657,396	1,805,943	676,291	642,396	662,622
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$20.25	$20.74	$16.13	$15.65	$14.85	$13.19	$10.16	$9.15
Value at end of period	$26.64	$20.25	$20.74	$16.13	$15.65	$14.85	$13.19	$10.16
Number of accumulation units outstanding at end of period	94	94	94	94	94	3,227	2,937	2,636
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2013)								
Value at beginning of period	$16.74	$18.25	$14.72	$13.85	$13.90	$13.89	$10.77	
Value at end of period	$21.45	$16.74	$18.25	$14.72	$13.85	$13.90	$12.89	
Number of accumulation units outstanding at end of period	421,280	446,655	464,127	486,311	518,888	458,665	411,857	

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$15.78	$18.93	$16.09	$14.31	$14.58	$13.92	$10.10	$8.91
Value at end of period	$19.66	$15.78	$18.93	$16.09	$14.31	$14.58	$13.92	$10.10
Number of accumulation units outstanding at end of period	55	55	55	208	208	208	504	770
VOYA SMALL COMPANY PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.17	$19.38	$17.57	$14.24	$14.49	$13.72	$10.05	$8.92
Value at end of period	$20.22	$16.17	$19.38	$17.57	$14.24	$14.49	$13.72	$10.05
Number of accumulation units outstanding at end of period	1,708,447	1,838,786	2,010,050	2,235,098	2,451,452	2,522,742	2,499,975	2,437,695
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$19.04	$20.14	$16.73	$15.12	$15.09	$13.43	$10.26	$9.13
Value at end of period	$24.74	$19.04	$20.14	$16.73	$15.12	$15.09	$13.43	$10.26
Number of accumulation units outstanding at end of period	1,427,409	1,536,750	1,514,177	1,601,986	1,709,710	1,804,182	1,730,246	1,808,626
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$18.62	$19.16	$15.08	$14.44	$15.35	$14.84	$10.78	$9.19
Value at end of period	$25.57	$18.62	$19.16	$15.08	$14.44	$15.35	$14.84	$10.78
Number of accumulation units outstanding at end of period	476,599	516,173	554,197	593,086	705,114	736,580	720,402	595,726
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.59	$19.37	$17.16	$14.44	$15.01	$13.75	$10.37	$9.17
Value at end of period	$20.51	$16.59	$19.37	$17.16	$14.44	$15.01	$13.75	$10.37
Number of accumulation units outstanding at end of period	936	936	937	937	936	898	815	724
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.27	$18.91	$13.98	$14.08	$13.64	$13.45	$10.68	$8.60
Value at end of period	$21.25	$16.27	$18.91	$13.98	$14.08	$13.64	$13.45	$10.68
Number of accumulation units outstanding at end of period	1,213,862	1,317,273	1,513,292	1,610,511	1,803,077	1,846,661	1,797,131	1,766,503
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.75	$17.82	$15.62	$14.59	$13.99	$12.58	$10.39	$9.43
Value at end of period	$21.87	$17.75	$17.82	$15.62	$14.59	$13.99	$12.58	$10.39
Number of accumulation units outstanding at end of period	2,629,611	2,702,382	3,160,464	3,134,497	3,357,066	3,101,867	2,777,586	2,212,422
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$21.46	$21.89	$16.54	$16.44	$14.97	$13.90	$10.07	$9.14
Value at end of period	$27.82	$21.46	$21.89	$16.54	$16.44	$14.97	$13.90	$10.07
Number of accumulation units outstanding at end of period	488,406	510,218	502,892	482,324	554,113	554,809	464,662	440,833
WANGER SELECT								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$16.36	$18.84	$15.01	$13.36	$13.45	$13.16	$9.86	$8.76
Value at end of period	$20.96	$16.36	$18.84	$15.01	$13.36	$13.45	$13.16	$9.86
Number of accumulation units outstanding at end of period	89	89	89	89	89	89	89	89

Condensed Financial Information (continued)

Table 2
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for annuity units outstanding throughout each period)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$28.54	$29.71	$23.80	$22.17	$21.25	$19.65	$14.83	$12.43	$13.19	$11.87
Value at end of period	$36.20	$28.54	$29.71	$23.80	$22.17	$21.25	$19.65	$14.83	$12.43	$13.19
Number of accumulation units outstanding at end of period	54,907	62,612	64,489	66,161	70,116	71,181	69,741	68,554	2,430,373	2,475,763
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.23	$31.53	$26.13	$24.44	$24.52	$22.12	$17.02	$14.77	$15.30	$13.19
Value at end of period	$38.08	$29.23	$31.53	$26.13	$24.44	$24.52	$22.12	$17.02	$14.77	$15.30
Number of accumulation units outstanding at end of period	28,128	27,279	30,113	31,987	33,157	30,513	28,411	23,436	899,964	677,213
FIDELITY® VIP EQUITY-INCOME PORTFOLIO℠ (INITIAL CLASS)										
Value at beginning of period	$22.22	$24.47	$21.89	$18.74	$19.71	$18.31	$14.43	$12.43	$12.43	$10.90
Value at end of period	$28.03	$22.22	$24.47	$21.89	$18.74	$19.71	$18.31	$14.43	$12.43	$12.43
Number of accumulation units outstanding at end of period	11,937	12,840	13,628	14,312	20,910	19,727	17,130	15,855	839,703	859,891
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.63	$17.43	$15.55	$14.25	$15.27	$14.26	$11.14	$9.88	$9.99	$9.21
Value at end of period	$19.96	$15.63	$17.43	$15.55	$14.25	$15.27	$14.26	$11.14	$9.88	$9.99
Number of accumulation units outstanding at end of period	27,319	33,842	36,379	42,865	40,702	39,766	40,884	43,285	667,190	684,394
NEUBERGER BERMAN SUSTAINABLE EQUITY FUND (TRUST SHARES)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$19.78	$21.25	$18.13	$16.66	$16.92	$15.50	$11.35	$10.35	$10.78	$8.94
Value at end of period	$24.60	$19.78	$21.25	$18.13	$16.66	$16.92	$15.50	$11.35	$10.35	$10.78
Number of accumulation units outstanding at end of period	743	600	402	782	127	1	0	22	92,627	35,186
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.96	$19.47	$17.14	$16.06	$16.53	$15.71	$13.60	$12.09	$12.37	$10.95
Value at end of period	$21.18	$17.96	$19.47	$17.14	$16.06	$16.53	$15.71	$13.60	$12.09	$12.37
Number of accumulation units outstanding at end of period	24,460	27,966	27,529	31,204	37,013	38,183	44,853	40,933	1,081,229	1,159,219
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.58	$15.03	$13.84	$13.15	$13.88	$13.96	$14.69	$13.75	$13.39	$11.67
Value at end of period	$15.57	$14.58	$15.03	$13.84	$13.15	$13.88	$13.96	$14.69	$13.75	$13.39
Number of accumulation units outstanding at end of period	13,258	12,819	12,303	17,032	18,180	17,019	16,442	20,726	757,132	679,633
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.46	$11.40	$11.44	$11.54	$11.65	$11.77	$11.88	$12.00	$12.12	$12.21
Value at end of period	$11.57	$11.46	$11.40	$11.44	$11.54	$11.65	$11.77	$11.88	$12.00	$12.12
Number of accumulation units outstanding at end of period	51,679	6,234	8,926	9,780	23,933	7,380	6,403	9,392	706,180	632,358
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.78	$17.74	$14.89	$13.70	$14.04	$12.81	$9.90	$8.64	$8.75	$7.74
Value at end of period	$21.41	$16.78	$17.74	$14.89	$13.70	$14.04	$12.81	$9.90	$8.64	$8.75
Number of accumulation units outstanding at end of period	82	82	82	82	82	82	82	82	148	457
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.10	$20.70	$16.77	$15.36	$15.39	$13.65	$10.37	$9.15	$9.25	$8.20
Value at end of period	$24.59	$19.10	$20.70	$16.77	$15.36	$15.39	$13.65	$10.37	$9.15	$9.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,286	1,264

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.78	$42.19	$37.52	$32.07	$32.99	$30.41	$22.83	$19.59	$20.02	$16.58
Value at end of period	$45.01	$35.78	$42.19	$37.52	$32.07	$32.99	$30.41	$22.83	$19.59	$20.02
Number of accumulation units outstanding at end of period	20,311	19,827	20,061	21,422	21,562	21,094	20,803	20,818	1,034,632	902,695
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.70	$21.02	$20.22	$19.57	$19.65	$18.61	$18.82	$17.37	$16.32	$15.00
Value at end of period	$22.51	$20.70	$21.02	$20.22	$19.57	$19.65	$18.61	$18.82	$17.37	$16.32
Number of accumulation units outstanding at end of period	29,390	27,939	26,644	30,496	31,036	13,726	10,771	12,830	346,680	297,836
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$23.59	$24.19	$18.83	$18.29	$17.37	$15.44	$11.91	$10.19	$10.18	
Value at end of period	$31.01	$23.59	$24.19	$18.83	$18.29	$17.37	$15.44	$11.91	$10.19	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,532	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$31.58	$34.48	$27.84	$26.22	$26.34	$24.45	$20.43			
Value at end of period	$40.44	$31.58	$34.48	$27.84	$26.22	$26.34	$24.45			
Number of accumulation units outstanding at end of period	7,153	10,017	10,798	11,657	12,564	12,250	12,657			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.28	$42.34	$38.43	$31.18	$31.74	$30.09	$22.07	$19.46	$20.16	$16.37
Value at end of period	$44.08	$35.28	$42.34	$38.43	$31.18	$31.74	$30.09	$22.07	$19.46	$20.16
Number of accumulation units outstanding at end of period	33,916	36,613	35,557	34,914	36,112	36,229	37,997	36,045	1,121,640	1,066,905
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$25.51	$27.02	$22.47	$20.32	$20.30	$18.09	$13.84	$12.07	$11.98	$10.54
Value at end of period	$33.12	$25.51	$27.02	$22.47	$20.32	$20.30	$18.09	$13.84	$12.07	$11.98
Number of accumulation units outstanding at end of period	21,786	25,195	27,778	29,411	25,887	28,518	33,754	38,643	1,474,813	1,483,379
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$37.24	$38.34	$30.21	$28.96	$30.80	$29.82	$21.69	$18.31	$18.09	$14.45
Value at end of period	$51.07	$37.24	$38.34	$30.21	$28.96	$30.80	$29.82	$21.69	$18.31	$18.09
Number of accumulation units outstanding at end of period	5,960	8,446	8,198	8,070	7,933	8,325	8,481	5,363	253,840	189,219
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.41	$26.08	$19.30	$19.45	$18.87	$18.62	$14.80	$12.28	$13.50	$11.75
Value at end of period	$29.25	$22.41	$26.08	$19.30	$19.45	$18.87	$18.62	$14.80	$12.28	$13.50
Number of accumulation units outstanding at end of period	31,116	36,716	33,808	36,111	44,218	42,235	42,786	40,524	1,371,692	1,334,885
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$26.91	$27.05	$23.73	$22.19	$21.30	$19.18	$15.85	$13.99	$13.73	$12.18
Value at end of period	$33.13	$26.91	$27.05	$23.73	$22.19	$21.30	$19.18	$15.85	$13.99	$13.73
Number of accumulation units outstanding at end of period	37,671	36,086	37,810	36,455	29,983	27,835	24,744	16,690	936,781	342,777
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.13	$30.76	$23.26	$23.14	$21.10	$19.61	$14.22	$12.08	$12.33	$10.66
Value at end of period	$39.02	$30.13	$30.76	$23.26	$23.14	$21.10	$19.61	$14.22	$12.08	$12.33
Number of accumulation units outstanding at end of period	8,911	8,526	7,727	8,608	12,932	13,144	12,354	12,321	194,202	128,947

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account I Retirement Master prospectus dated May 1, 2020, for Employer-Sponsored Deferred Compensation Plans.

___Please send a Variable Annuity Account I Statement of Additional Information (Form No. SAI.130822-20) dated May 1, 2020.

___Please send the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.130822-20

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT I
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2020

RETIREMENT MASTER

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account I (the "separate account") dated May 1, 2020.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-584-6001


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus**.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT I

Variable Annuity Account I (the "separate account") was established in 1994 as a separate account of Aetna Insurance Company of America, which became ING Insurance Company of America. In connection with the merger of ING Insurance Company of America with and into ING Life Insurance and Annuity Company, the separate account was transferred to ING Life Insurance and Annuity Company on December 31, 2005. The separate account retained its name, Variable Annuity Account I. Variable Annuity Account I is a segregated asset account used to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract.

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2019, 2018 and 2017 amounted to $60,798.09, $76,385.49 and $54,635.35, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account I of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "**INCOME PHASE**" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, the variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "**YOUR ACCOUNT VALUE**" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit for the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges (if any)).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts.

We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit. We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the assets classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account I as of December 31, 2019, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account I of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2019

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2019

Contents

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity
   Company and Contract Owners of Variable Annuity Account I of Voya
   Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account I of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2019, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2019, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Ernst & Young LLP signature or /s/ Ernst & Young LLP]

We have served as the Separate Accounts Auditor since 2001.
April 20, 2020

Appendix

Subaccounts comprising Variable Annuity Account I of Voya Retirement Insurance and Annuity Company

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
Artisan International Fund - Investor Shares	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Calvert VP SRI Balanced Portfolio		
EuroPacific Growth Fund® - Class R-4		
Federated Fund for U.S. Government Securities II - Primary Shares		
Federated Government Money Fund II - Service Shares		
Federated High Income Bond Fund II - Primary Shares		
Federated Kaufmann Fund II - Primary Shares		
Federated Managed Volatility Fund II - Primary Shares		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		
Growth Fund of America® - Class R-4		
Invesco V.I. Core Equity Fund - Series I Shares		
Neuberger Berman Sustainable Equity Fund - Trust Class		
Invesco Oppenheimer V.I. Main Street Fund - Series I		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer Equity Income VCT Portfolio - Class I		
Pioneer Mid Cap Value VCT Portfolio - Class I		
Voya Balanced Portfolio - Class I		
Voya Global Bond Portfolio - Initial Class		
Voya Global Equity Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class A		
Voya Government Money Market Portfolio - Class I		
Voya Growth and Income Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class I		
Voya International Index Portfolio - Class I		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Retirement Conservative Portfolio - Adviser Class		
Voya Retirement Growth Portfolio - Adviser Class		
Voya Retirement Moderate Growth Portfolio - Adviser Class		

Appendix
Subaccounts comprising Variable Annuity Account I of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
Voya Retirement Moderate Portfolio - Adviser Class Voya Russell™ Large Cap Growth Index Portfolio - Class I Voya Russell™ Large Cap Index Portfolio - Class I Voya Russell™ Large Cap Value Index Portfolio - Class I Voya Russell™ Large Cap Value Index Portfolio - Class S Voya Small Company Portfolio - Class I Voya SmallCap Opportunities Portfolio - Class I Voya SmallCap Opportunities Portfolio - Class S Voya Solution Moderately Aggressive Portfolio - Service Class Voya Strategic Allocation Conservative Portfolio - Class I Voya Strategic Allocation Growth Portfolio - Class I Voya Strategic Allocation Moderate Portfolio - Class I Voya U.S. Stock Index Portfolio - Institutional Class VY® Baron Growth Portfolio - Service Class VY® BlackRock Inflation Protected Bond Portfolio - Service Class VY® Franklin Income Portfolio - Service Class VY® Invesco Equity and Income Portfolio - Initial Class VY® Invesco Growth and Income Portfolio - Service Class VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class VY® Invesco Oppenheimer Global Portfolio - Initial Class VY® T. Rowe Price Capital Appreciation Portfolio - Service Class VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class VY® T. Rowe Price Growth Equity Portfolio - Initial Class VY® T. Rowe Price International Stock Portfolio - Service Class Voya International High Dividend Low Volatility Portfolio - Initial Class Wanger Select	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Voya High Yield Portfolio - Institutional Class	For the period from July 12, 2019 (commencement of operations) through December 31, 2019	
Voya Russell™ Mid Cap Growth Index Portfolio - Class S Voya Russell™ Small Cap Index Portfolio - Class I	For the period from December 13, 2019 (commencement of operations) through December 31, 2019	

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Fund - Series I		Invesco V.I. Core Equity Fund - Series I		Artisan International Fund - Investor Shares		Calvert VP SRI Balanced Portfolio		EuroPacific Growth Fund® - Class R-4
Assets									
Investments in mutual funds									
at fair value	$	73	$	7,068	$	40	$	248	$	28,506
Total assets		73		7,068		40		248		28,506
Net assets	$	73	$	7,068	$	40	$	248	$	28,506
Net assets									
Accumulation units	$	—	$	7,068	$	40	$	248	$	28,506
Contracts in payout (annuitization)		73		—		—		—		—
Total net assets	$	73	$	7,068	$	40	$	248	$	28,506
Total number of mutual fund shares		2,488		202,230		1,190		108,156		523,526
Cost of mutual fund shares	$	63	$	6,680	$	36	$	224	$	23,040

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 213	$ 613	$ 316	$ 1,557	$ 3,664
Total assets	213	613	316	1,557	3,664
Net assets	$ 213	$ 613	$ 316	$ 1,557	$ 3,664
Net assets					
Accumulation units	$ 138	$ 612	$ 308	$ 1,557	$ 3,648
Contracts in payout (annuitization)	75	1	8	—	16
Total net assets	$ 213	$ 613	$ 316	$ 1,557	$ 3,664
Total number of mutual fund shares	19,600	612,770	48,374	68,809	324,211
Cost of mutual fund shares	$ 205	$ 613	$ 317	$ 1,217	$ 3,347

The accompanying notes are an integral part of these financial statements.

5

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 32,949	$ 6,029	$ 73	$ 15,256	$ 3
Total assets	32,949	6,029	73	15,256	3
Net assets	$ 32,949	$ 6,029	$ 73	$ 15,256	$ 3
Net assets					
Accumulation units	$ 32,949	$ 6,029	$ 73	$ 15,256	$ —
Contracts in payout (annuitization)	—	—	—	—	3
Total net assets	$ 32,949	$ 6,029	$ 73	$ 15,256	$ 3
Total number of mutual fund shares	886,446	18,821	5,515	641,836	534
Cost of mutual fund shares	$ 28,926	$ 3,506	$ 69	$ 14,012	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Growth Fund of America® - Class R-4	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 55,558	$ 2,335	$ 1	$ 4	$ 1
Total assets	55,558	2,335	1	4	1
Net assets	$ 55,558	$ 2,335	$ 1	$ 4	$ 1
Net assets					
Accumulation units	$ 55,558	$ 2,335	$ 1	$ 4	$ 1
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 55,558	$ 2,335	$ 1	$ 4	$ 1
Total number of mutual fund shares	1,097,770	61,848	45	257	29
Cost of mutual fund shares	$ 43,800	$ 2,247	$ 1	$ 6	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya High Yield Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 13,298	$ 21,922	$ 90	$ 32	$ 1,832
Total assets	13,298	21,922	90	32	1,832
Net assets	$ 13,298	$ 21,922	$ 90	$ 32	$ 1,832
Net assets					
Accumulation units	$ 13,267	$ 21,917	$ 90	$ 32	$ 1,832
Contracts in payout (annuitization)	31	5	—	—	—
Total net assets	$ 13,298	$ 21,922	$ 90	$ 32	$ 1,832
Total number of mutual fund shares	846,449	1,675,967	8,104	2,826	184,301
Cost of mutual fund shares	$ 11,276	$ 21,545	$ 92	$ 29	$ 1,808

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 12,871	$ 31	$ 494	$ 41	$ 2
Total assets	12,871	31	494	41	2
Net assets	$ 12,871	$ 31	$ 494	$ 41	$ 2
Net assets					
Accumulation units	$ 12,847	$ 31	$ 494	$ 41	$ 2
Contracts in payout (annuitization)	24	—	—	—	—
Total net assets	$ 12,871	$ 31	$ 494	$ 41	$ 2
Total number of mutual fund shares	649,044	2,541	53,031	3,129	201
Cost of mutual fund shares	$ 12,016	$ 29	$ 476	$ 41	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 83	$ 36,036	$ 405	$ 19	$ 321
Total assets	83	36,036	405	19	321
Net assets	$ 83	$ 36,036	$ 405	$ 19	$ 321
Net assets					
Accumulation units	$ 83	$ 36,036	$ 405	$ 19	$ 321
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 83	$ 36,036	$ 405	$ 19	$ 321
Total number of mutual fund shares	7,177	2,120,992	41,698	826	14,424
Cost of mutual fund shares	$ 86	$ 30,783	$ 395	$ 20	$ 278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 59,751	$ 72	$ 9,882	$ 10,550	$ 258
Total assets	59,751	72	9,882	10,550	258
Net assets	$ 59,751	$ 72	$ 9,882	$ 10,550	$ 258
Net assets					
Accumulation units	$ 59,751	$ 72	$ 9,881	$ 10,548	$ 238
Contracts in payout (annuitization)	—	—	1	2	20
Total net assets	$ 59,751	$ 72	$ 9,882	$ 10,550	$ 258
Total number of mutual fund shares	2,030,962	4,439	9,882,161	974,184	22,487
Cost of mutual fund shares	$ 55,634	$ 54	$ 9,882	$ 10,560	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3	$ 12,491	$ 3,906	$ 34,413	$ 2,260
Total assets	3	12,491	3,906	34,413	2,260
Net assets	$ 3	$ 12,491	$ 3,906	$ 34,413	$ 2,260
Net assets					
Accumulation units	$ 3	$ 12,491	$ 3,906	$ 34,378	$ 2,260
Contracts in payout (annuitization)	—	—	—	35	—
Total net assets	$ 3	$ 12,491	$ 3,906	$ 34,413	$ 2,260
Total number of mutual fund shares	242	576,952	88,606	1,768,406	180,814
Cost of mutual fund shares	$ 3	$ 15,363	$ 4,038	$ 30,574	$ 1,989

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,196	$ 528	$ 1,123	$ 995	$ 3,895
Total assets	14,196	528	1,123	995	3,895
Net assets	$ 14,196	$ 528	$ 1,123	$ 995	$ 3,895
Net assets					
Accumulation units	$ 13,936	$ 524	$ 1,123	$ 995	$ 3,763
Contracts in payout (annuitization)	260	4	—	—	132
Total net assets	$ 14,196	$ 528	$ 1,123	$ 995	$ 3,895
Total number of mutual fund shares	174,329	40,543	71,888	68,029	136,959
Cost of mutual fund shares	$ 14,792	$ 503	$ 782	$ 869	$ 3,903

The accompanying notes are an integral part of these financial statements.

13

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 34	$ 684	$ 32,862	$ 16	$ 756
Total assets	34	684	32,862	16	756
Net assets	$ 34	$ 684	$ 32,862	$ 16	$ 756
Net assets					
Accumulation units	$ 34	$ 618	$ 32,862	$ 16	$ 749
Contracts in payout (annuitization)	—	66	—	—	7
Total net assets	$ 34	$ 684	$ 32,862	$ 16	$ 756
Total number of mutual fund shares	3,139	23,786	1,685,234	752	71,276
Cost of mutual fund shares	$ 31	$ 508	$ 34,501	$ 13	$ 664

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 8,183	$ 902	$ 5,010	$ 539	$ 148
Total assets	8,183	902	5,010	539	148
Net assets	$ 8,183	$ 902	$ 5,010	$ 539	$ 148
Net assets					
Accumulation units	$ 8,183	$ 902	$ 5,010	$ 539	$ 148
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,183	$ 902	$ 5,010	$ 539	$ 148
Total number of mutual fund shares	190,479	36,208	206,533	22,373	4,136
Cost of mutual fund shares	$ 6,136	$ 644	$ 4,085	$ 373	$ 146

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 214	$ 37,361	$ 10,108	$ 76	$ 1
Total assets	214	37,361	10,108	76	1
Net assets	$ 214	$ 37,361	$ 10,108	$ 76	$ 1
Net assets					
Accumulation units	$ 214	$ 37,274	$ 10,108	$ 76	$ 1
Contracts in payout (annuitization)	—	87	—	—	—
Total net assets	$ 214	$ 37,361	$ 10,108	$ 76	$ 1
Total number of mutual fund shares	14,992	2,192,543	726,114	5,864	48
Cost of mutual fund shares	$ 210	$ 42,741	$ 9,807	$ 80	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S		Wanger Select	
Assets				
Investments in mutual funds				
at fair value	$	93	$	2
Total assets		93		2
Net assets	$	93	$	2
Net assets				
Accumulation units	$	93	$	2
Contracts in payout (annuitization)		—		—
Total net assets	$	93	$	2
Total number of mutual fund shares		4,513		102
Cost of mutual fund shares	$	115	$	2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Artisan International Fund - Investor Shares	Calvert VP SRI Balanced Portfolio	EuroPacific Growth Fund® - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 63	$ —	$ 4	$ 298
Expenses:					
Mortality and expense risk charges	1	60	—	3	244
Total expenses	1	60	—	3	244
Net investment income (loss)	—	3	—	1	54
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	172	—	1	527
Capital gains distributions	11	760	2	8	497
Total realized gain (loss) on investments and capital gains distributions	12	932	2	9	1,024
Net unrealized appreciation (depreciation) of investments	6	664	7	29	5,076
Net realized and unrealized gain (loss) on investments	18	1,596	9	38	6,100
Net increase (decrease) in net assets resulting from operations	$ 18	$ 1,599	$ 9	$ 39	$ 6,154

The accompanying notes are an integral part of these financial statements.

18

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 10	$ 21	$ —	$ 76
Expenses:					
Mortality and expense risk charges	3	9	5	22	51
Total expenses	3	9	5	22	51
Net investment income (loss)	1	1	16	(22)	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8)	—	(7)	62	56
Capital gains distributions	—	—	—	137	—
Total realized gain (loss) on investments and capital gains distributions	(8)	—	(7)	199	56
Net unrealized appreciation (depreciation) of investments	15	—	30	231	527
Net realized and unrealized gain (loss) on investments	7	—	23	430	583
Net increase (decrease) in net assets resulting from operations	$ 8	$ 1	$ 39	$ 408	$ 608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity- Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 142	$ 110	$ 2	$ 286	$ —
Expenses:					
Mortality and expense risk charges	281	78	1	129	—
Total expenses	281	78	1	129	—
Net investment income (loss)	(139)	32	1	157	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	806	477	—	(70)	—
Capital gains distributions	3,492	84	—	911	—
Total realized gain (loss) on investments and capital gains distributions	4,298	561	—	841	—
Net unrealized appreciation (depreciation) of investments	3,925	836	4	2,295	—
Net realized and unrealized gain (loss) on investments	8,223	1,397	4	3,136	—
Net increase (decrease) in net assets resulting from operations	$ 8,084	$ 1,429	$ 5	$ 3,293	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Growth Fund of America® - Class R-4	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 360	$ 11	$ —	$ —	$ —
Expenses:					
Mortality and expense risk charges	478	19	—	—	—
Total expenses	478	19	—	—	—
Net investment income (loss)	(118)	(8)	—	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,534	(24)	—	—	—
Capital gains distributions	3,365	181	—	2	—
Total realized gain (loss) on investments and capital gains distributions	5,899	157	—	2	—
Net unrealized appreciation (depreciation) of investments	6,664	310	—	(1)	—
Net realized and unrealized gain (loss) on investments	12,563	467	—	1	—
Net increase (decrease) in net assets resulting from operations	$ 12,445	$ 459	$ —	$ 1	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 310	$ 738	$ 5	$ 1	$ 36
Expenses:					
Mortality and expense risk charges	125	209	2	—	9
Total expenses	125	209	2	—	9
Net investment income (loss)	185	529	3	1	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	351	(41)	(1)	—	—
Capital gains distributions	519	26	6	1	—
Total realized gain (loss) on investments and capital gains distributions	870	(15)	5	1	—
Net unrealized appreciation (depreciation) of investments	1,066	1,315	9	3	24
Net realized and unrealized gain (loss) on investments	1,936	1,300	14	4	24
Net increase (decrease) in net assets resulting from operations	$ 2,121	$ 1,829	$ 17	$ 5	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 24	$ 83	$ —	$ 1	$ 9
Expenses:					
Mortality and expense risk charges	6	178	—	2	6
Total expenses	6	178	—	2	6
Net investment income (loss)	18	(95)	—	(1)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	321	—	(1)	—
Capital gains distributions	—	1,997	—	9	12
Total realized gain (loss) on investments and capital gains distributions	(9)	2,318	—	8	12
Net unrealized appreciation (depreciation) of investments	61	1,184	—	18	23
Net realized and unrealized gain (loss) on investments	52	3,502	—	26	35
Net increase (decrease) in net assets resulting from operations	$ 70	$ 3,407	$ —	$ 25	$ 38

The accompanying notes are an integral part of these financial statements.

23

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ —	$ 2	$ 536	$ 8
Expenses:					
Mortality and expense risk charges	1	—	1	303	5
Total expenses	1	—	1	303	5
Net investment income (loss)	—	—	1	233	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	—	1,358	—
Capital gains distributions	3	—	3	1,863	—
Total realized gain (loss) on investments and capital gains distributions	3	—	3	3,221	—
Net unrealized appreciation (depreciation) of investments	4	—	7	5,213	21
Net realized and unrealized gain (loss) on investments	7	—	10	8,434	21
Net increase (decrease) in net assets resulting from operations	$ 7	$ —	$ 11	$ 8,667	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ 2	$ 826	$ 1
Expenses:					
Mortality and expense risk charges	—	5	3	507	1
Total expenses	—	5	3	507	1
Net investment income (loss)	—	(4)	(1)	319	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	3	(57)	207	19
Capital gains distributions	2	21	54	2,846	6
Total realized gain (loss) on investments and capital gains distributions	2	24	(3)	3,053	25
Net unrealized appreciation (depreciation) of investments	1	66	46	8,004	(6)
Net realized and unrealized gain (loss) on investments	3	90	43	11,057	19
Net increase (decrease) in net assets resulting from operations	$ 3	$ 86	$ 42	$ 11,376	$ 19

The accompanying notes are an integral part of these financial statements.
25

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 188	$ 304	$ 6	$ —	$ —
Expenses:					
Mortality and expense risk charges	106	99	4	—	110
Total expenses	106	99	4	—	110
Net investment income (loss)	82	205	2	—	(110)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(74)	(9)	—	158
Capital gains distributions	7	184	25	—	5,378
Total realized gain (loss) on investments and capital gains distributions	7	110	16	—	5,536
Net unrealized appreciation (depreciation) of investments	—	372	24	—	(1,767)
Net realized and unrealized gain (loss) on investments	7	482	40	—	3,769
Net increase (decrease) in net assets resulting from operations	$ 89	$ 687	$ 42	$ —	$ 3,659

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 78	$ 160	$ 43	$ 6	$ 34
Expenses:					
Mortality and expense risk charges	56	330	12	31	183
Total expenses	56	330	12	31	183
Net investment income (loss)	22	(170)	31	(25)	(149)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(97)	1,339	(34)	69	(477)
Capital gains distributions	206	5,476	35	217	3,874
Total realized gain (loss) on investments					
and capital gains distributions	109	6,815	1	286	3,397
Net unrealized appreciation					
(depreciation) of investments	545	1,827	77	390	1,169
Net realized and unrealized gain (loss)					
on investments	654	8,642	78	676	4,566
Net increase (decrease) in net assets					
resulting from operations	$ 676	$ 8,472	$ 109	$ 651	$ 4,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 14	$ 27	$ 32	$ 60	$ 1
Expenses:					
Mortality and expense risk charges	7	16	16	55	1
Total expenses	7	16	16	55	1
Net investment income (loss)	7	11	16	5	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	163	98	66	2
Capital gains distributions	27	91	79	380	2
Total realized gain (loss) on investments and capital gains distributions	31	254	177	446	4
Net unrealized appreciation (depreciation) of investments	27	(35)	(8)	493	3
Net realized and unrealized gain (loss) on investments	58	219	169	939	7
Net increase (decrease) in net assets resulting from operations	$ 65	$ 230	$ 185	$ 944	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 432	$ —	$ 25	$ 30
Expenses:					
Mortality and expense risk charges	12	291	—	11	47
Total expenses	12	291	—	11	47
Net investment income (loss)	5	141	—	14	(17)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	250	641	—	36	411
Capital gains distributions	92	3,080	2	—	138
Total realized gain (loss) on investments and capital gains distributions	342	3,721	2	36	549
Net unrealized appreciation (depreciation) of investments	(119)	3,452	1	87	506
Net realized and unrealized gain (loss) on investments	223	7,173	3	123	1,055
Net increase (decrease) in net assets resulting from operations	$ 228	$ 7,314	$ 3	$ 137	$ 1,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 124	$ 11	$ —	$ —
Expenses:					
Mortality and expense risk charges	14	69	7	—	—
Total expenses	14	69	7	—	—
Net investment income (loss)	5	55	4	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	185	110	26	—	—
Capital gains distributions	35	189	18	—	—
Total realized gain (loss) on investments and capital gains distributions	220	299	44	—	—
Net unrealized appreciation (depreciation) of investments	41	696	56	2	4
Net realized and unrealized gain (loss) on investments	261	995	100	2	4
Net increase (decrease) in net assets resulting from operations	$ 266	$ 1,050	$ 104	$ 2	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 148	$ 26	$ —	$ —	$ —
Expenses:					
Mortality and expense risk charges	333	92	1	—	2
Total expenses	333	92	1	—	2
Net investment income (loss)	(185)	(66)	(1)	—	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(478)	(202)	1	—	(10)
Capital gains distributions	4,994	1,150	9	—	16
Total realized gain (loss) on investments and capital gains distributions	4,516	948	10	—	6
Net unrealized appreciation (depreciation) of investments	3,545	1,471	10	—	17
Net realized and unrealized gain (loss) on investments	8,061	2,419	20	—	23
Net increase (decrease) in net assets resulting from operations	$ 7,876	$ 2,353	$ 19	$ —	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Wanger Select
Net investment income (loss)	
Investment Income:	
Dividends	$ —
Expenses:	
Mortality and expense risk charges	—
Total expenses	—
Net investment income (loss)	—
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	—
Capital gains distributions	—
Total realized gain (loss) on investments	
and capital gains distributions	—
Net unrealized appreciation	
(depreciation) of investments	—
Net realized and unrealized gain (loss)	
on investments	—
Net increase (decrease) in net assets	
resulting from operations	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Artisan International Fund - Investor Shares	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2018	$ 68	$ 7,141	$ 35	$ 71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	—
Total realized gain (loss) on investments and capital gains distributions	7	690	2	7
Net unrealized appreciation (depreciation) of investments	(13)	(1,351)	(7)	(10)
Net increase (decrease) in net assets resulting from operations	(6)	(663)	(5)	(3)
Changes from principal transactions:				
Total unit transactions	(3)	(572)	1	—
Increase (decrease) in net assets derived from principal transactions	(3)	(572)	1	—
Total increase (decrease) in net assets	(9)	(1,235)	(4)	(3)
Net assets at December 31, 2018	59	5,906	31	68
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	—	1
Total realized gain (loss) on investments and capital gains distributions	12	932	2	9
Net unrealized appreciation (depreciation) of investments	6	664	7	29
Net increase (decrease) in net assets resulting from operations	18	1,599	9	39
Changes from principal transactions:				
Total unit transactions	(4)	(437)	—	141
Increase (decrease) in net assets derived from principal transactions	(4)	(437)	—	141
Total increase (decrease) in net assets	14	1,162	9	180
Net assets at December 31, 2019	$ 73	$ 7,068	$ 40	$ 248

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2018	$ 32,355	$ 202	$ 564	$ 392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	2	(1)	25
Total realized gain (loss) on investments and capital gains distributions	2,148	(5)	—	(4)
Net unrealized appreciation (depreciation) of investments	(7,041)	1	—	(37)
Net increase (decrease) in net assets resulting from operations	(4,835)	(2)	(1)	(16)
Changes from principal transactions:				
Total unit transactions	(2,709)	(58)	101	(50)
Increase (decrease) in net assets derived from principal transactions	(2,709)	(58)	101	(50)
Total increase (decrease) in net assets	(7,544)	(60)	100	(66)
Net assets at December 31, 2018	24,811	142	664	326
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	54	1	1	16
Total realized gain (loss) on investments and capital gains distributions	1,024	(8)	—	(7)
Net unrealized appreciation (depreciation) of investments	5,076	15	—	30
Net increase (decrease) in net assets resulting from operations	6,154	8	1	39
Changes from principal transactions:				
Total unit transactions	(2,459)	63	(52)	(49)
Increase (decrease) in net assets derived from principal transactions	(2,459)	63	(52)	(49)
Total increase (decrease) in net assets	3,695	71	(51)	(10)
Net assets at December 31, 2019	$ 28,506	$ 213	$ 613	$ 316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2018	$ 1,434	$ 1,970	$ 32,691	$ 5,787
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	18	(69)	27
Total realized gain (loss) on investments and capital gains distributions	146	40	4,132	479
Net unrealized appreciation (depreciation) of investments	(81)	(424)	(6,098)	(817)
Net increase (decrease) in net assets resulting from operations	44	(366)	(2,035)	(311)
Changes from principal transactions:				
Total unit transactions	(122)	1,814	(3,133)	(354)
Increase (decrease) in net assets derived from principal transactions	(122)	1,814	(3,133)	(354)
Total increase (decrease) in net assets	(78)	1,448	(5,168)	(665)
Net assets at December 31, 2018	1,356	3,418	27,523	5,122
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	25	(139)	32
Total realized gain (loss) on investments and capital gains distributions	199	56	4,298	561
Net unrealized appreciation (depreciation) of investments	231	527	3,925	836
Net increase (decrease) in net assets resulting from operations	408	608	8,084	1,429
Changes from principal transactions:				
Total unit transactions	(207)	(362)	(2,658)	(522)
Increase (decrease) in net assets derived from principal transactions	(207)	(362)	(2,658)	(522)
Total increase (decrease) in net assets	201	246	5,426	907
Net assets at December 31, 2019	$ 1,557	$ 3,664	$ 32,949	$ 6,029

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Growth Fund of America® - Class R-4
Net assets at January 1, 2018	$ 88	$ 15,764	$ 3	$ 53,671
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	192	—	(233)
Total realized gain (loss) on investments and capital gains distributions	1	940	—	7,390
Net unrealized appreciation (depreciation) of investments	(3)	(2,414)	—	(8,839)
Net increase (decrease) in net assets resulting from operations	(1)	(1,282)	—	(1,682)
Changes from principal transactions:				
Total unit transactions	(6)	(1,683)	—	(4,039)
Increase (decrease) in net assets derived from principal transactions	(6)	(1,683)	—	(4,039)
Total increase (decrease) in net assets	(7)	(2,965)	—	(5,721)
Net assets at December 31, 2018	81	12,799	3	47,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	157	—	(118)
Total realized gain (loss) on investments and capital gains distributions	—	841	—	5,899
Net unrealized appreciation (depreciation) of investments	4	2,295	—	6,664
Net increase (decrease) in net assets resulting from operations	5	3,293	—	12,445
Changes from principal transactions:				
Total unit transactions	(13)	(836)	—	(4,837)
Increase (decrease) in net assets derived from principal transactions	(13)	(836)	—	(4,837)
Total increase (decrease) in net assets	(8)	2,457	—	7,608
Net assets at December 31, 2019	$ 73	$ 15,256	$ 3	$ 55,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net assets at January 1, 2018	$ 2,264	$ 1	$ 31	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	—	1	—
Total realized gain (loss) on investments and capital gains distributions	167	—	7	—
Net unrealized appreciation (depreciation) of investments	(288)	—	(7)	—
Net increase (decrease) in net assets resulting from operations	(136)	—	1	—
Changes from principal transactions:				
Total unit transactions	(204)	—	(29)	(1)
Increase (decrease) in net assets derived from principal transactions	(204)	—	(29)	(1)
Total increase (decrease) in net assets	(340)	—	(28)	(1)
Net assets at December 31, 2018	1,924	1	3	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	—	—	—
Total realized gain (loss) on investments and capital gains distributions	157	—	2	—
Net unrealized appreciation (depreciation) of investments	310	—	(1)	—
Net increase (decrease) in net assets resulting from operations	459	—	1	—
Changes from principal transactions:				
Total unit transactions	(48)	—	—	1
Increase (decrease) in net assets derived from principal transactions	(48)	—	—	1
Total increase (decrease) in net assets	411	—	1	1
Net assets at December 31, 2019	$ 2,335	$ 1	$ 4	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2018	$ 14,515	$ 21,817	$ 87	$ 30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	171	584	5	1
Total realized gain (loss) on investments and capital gains distributions	1,624	(113)	—	—
Net unrealized appreciation (depreciation) of investments	(2,827)	(800)	(13)	(3)
Net increase (decrease) in net assets resulting from operations	(1,032)	(329)	(8)	(2)
Changes from principal transactions:				
Total unit transactions	(1,314)	121	41	(1)
Increase (decrease) in net assets derived from principal transactions	(1,314)	121	41	(1)
Total increase (decrease) in net assets	(2,346)	(208)	33	(3)
Net assets at December 31, 2018	12,169	21,609	120	27
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	185	529	3	1
Total realized gain (loss) on investments and capital gains distributions	870	(15)	5	1
Net unrealized appreciation (depreciation) of investments	1,066	1,315	9	3
Net increase (decrease) in net assets resulting from operations	2,121	1,829	17	5
Changes from principal transactions:				
Total unit transactions	(992)	(1,516)	(47)	—
Increase (decrease) in net assets derived from principal transactions	(992)	(1,516)	(47)	—
Total increase (decrease) in net assets	1,129	313	(30)	5
Net assets at December 31, 2019	$ 13,298	$ 21,922	$ 90	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2018	$ —	$ 1,230	$ 13,645	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	33	(103)	—
Total realized gain (loss) on investments and capital gains distributions	—	(1)	2,056	—
Net unrealized appreciation (depreciation) of investments	—	(64)	(2,234)	—
Net increase (decrease) in net assets resulting from operations	—	(32)	(281)	—
Changes from principal transactions:				
Total unit transactions	—	(550)	(1,544)	—
Increase (decrease) in net assets derived from principal transactions	—	(550)	(1,544)	—
Total increase (decrease) in net assets	—	(582)	(1,825)	—
Net assets at December 31, 2018	—	648	11,820	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	18	(95)	—
Total realized gain (loss) on investments and capital gains distributions	—	(9)	2,318	—
Net unrealized appreciation (depreciation) of investments	24	61	1,184	—
Net increase (decrease) in net assets resulting from operations	51	70	3,407	—
Changes from principal transactions:				
Total unit transactions	1,781	(718)	(2,356)	(1)
Increase (decrease) in net assets derived from principal transactions	1,781	(718)	(2,356)	(1)
Total increase (decrease) in net assets	1,832	(648)	1,051	(1)
Net assets at December 31, 2019	$ 1,832	$ —	$ 12,871	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2018	$ 135	$ 161	$ 37	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	—
Total realized gain (loss) on investments and capital gains distributions	15	5	3	—
Net unrealized appreciation (depreciation) of investments	(27)	(12)	(6)	—
Net increase (decrease) in net assets resulting from operations	(12)	(6)	(3)	—
Changes from principal transactions:				
Total unit transactions	(10)	(15)	—	—
Increase (decrease) in net assets derived from principal transactions	(10)	(15)	—	—
Total increase (decrease) in net assets	(22)	(21)	(3)	—
Net assets at December 31, 2018	113	140	34	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	3	—	—
Total realized gain (loss) on investments and capital gains distributions	8	12	3	—
Net unrealized appreciation (depreciation) of investments	18	23	4	—
Net increase (decrease) in net assets resulting from operations	25	38	7	—
Changes from principal transactions:				
Total unit transactions	(107)	316	—	—
Increase (decrease) in net assets derived from principal transactions	(107)	316	—	—
Total increase (decrease) in net assets	(82)	354	7	—
Net assets at December 31, 2019	$ 31	$ 494	$ 41	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2018	$ 69	$ 31,246	$ 88	$ 18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	279	2	—
Total realized gain (loss) on investments and capital gains distributions	3	2,809	—	2
Net unrealized appreciation (depreciation) of investments	(8)	(4,950)	(13)	(5)
Net increase (decrease) in net assets resulting from operations	(5)	(1,862)	(11)	(3)
Changes from principal transactions:				
Total unit transactions	8	518	288	1
Increase (decrease) in net assets derived from principal transactions	8	518	288	1
Total increase (decrease) in net assets	3	(1,344)	277	(2)
Net assets at December 31, 2018	72	29,902	365	16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	233	3	—
Total realized gain (loss) on investments and capital gains distributions	3	3,221	—	2
Net unrealized appreciation (depreciation) of investments	7	5,213	21	1
Net increase (decrease) in net assets resulting from operations	11	8,667	24	3
Changes from principal transactions:				
Total unit transactions	—	(2,533)	16	—
Increase (decrease) in net assets derived from principal transactions	—	(2,533)	16	—
Total increase (decrease) in net assets	11	6,134	40	3
Net assets at December 31, 2019	$ 83	$ 36,036	$ 405	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2018	$ 373	$ 146	$ 58,036	$ 163
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2)	602	—
Total realized gain (loss) on investments and capital gains distributions	4	22	4,499	13
Net unrealized appreciation (depreciation) of investments	(74)	(53)	(5,037)	(31)
Net increase (decrease) in net assets resulting from operations	(72)	(33)	64	(18)
Changes from principal transactions:				
Total unit transactions	17	90	(8,471)	(51)
Increase (decrease) in net assets derived from principal transactions	17	90	(8,471)	(51)
Total increase (decrease) in net assets	(55)	57	(8,407)	(69)
Net assets at December 31, 2018	318	203	49,629	94
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1)	319	—
Total realized gain (loss) on investments and capital gains distributions	24	(3)	3,053	25
Net unrealized appreciation (depreciation) of investments	66	46	8,004	(6)
Net increase (decrease) in net assets resulting from operations	86	42	11,376	19
Changes from principal transactions:				
Total unit transactions	(83)	(245)	(1,254)	(41)
Increase (decrease) in net assets derived from principal transactions	(83)	(245)	(1,254)	(41)
Total increase (decrease) in net assets	3	(203)	10,122	(22)
Net assets at December 31, 2019	$ 321	$ —	$ 59,751	$ 72

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net assets at January 1, 2018	$ 11,013	$ 11,610	$ 348	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	302	3	—
Total realized gain (loss) on investments and capital gains distributions	2	(96)	4	—
Net unrealized appreciation (depreciation) of investments	—	(519)	(59)	—
Net increase (decrease) in net assets resulting from operations	49	(313)	(52)	—
Changes from principal transactions:				
Total unit transactions	(171)	(973)	(19)	—
Increase (decrease) in net assets derived from principal transactions	(171)	(973)	(19)	—
Total increase (decrease) in net assets	(122)	(1,286)	(71)	—
Net assets at December 31, 2018	10,891	10,324	277	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	82	205	2	—
Total realized gain (loss) on investments and capital gains distributions	7	110	16	—
Net unrealized appreciation (depreciation) of investments	—	372	24	—
Net increase (decrease) in net assets resulting from operations	89	687	42	—
Changes from principal transactions:				
Total unit transactions	(1,098)	(461)	(61)	—
Increase (decrease) in net assets derived from principal transactions	(1,098)	(461)	(61)	—
Total increase (decrease) in net assets	(1,009)	226	(19)	—
Net assets at December 31, 2019	$ 9,882	$ 10,550	$ 258	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2018	$ 11,103	$ 5,049	$ 37,970	$ 1,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(106)	25	185	52
Total realized gain (loss) on investments and capital gains distributions	1,559	248	5,315	(16)
Net unrealized appreciation (depreciation) of investments	(1,729)	(755)	(10,207)	(88)
Net increase (decrease) in net assets resulting from operations	(276)	(482)	(4,707)	(52)
Changes from principal transactions:				
Total unit transactions	(755)	(560)	(4,448)	(199)
Increase (decrease) in net assets derived from principal transactions	(755)	(560)	(4,448)	(199)
Total increase (decrease) in net assets	(1,031)	(1,042)	(9,155)	(251)
Net assets at December 31, 2018	10,072	4,007	28,815	1,237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(110)	22	(170)	31
Total realized gain (loss) on investments and capital gains distributions	5,536	109	6,815	1
Net unrealized appreciation (depreciation) of investments	(1,767)	545	1,827	77
Net increase (decrease) in net assets resulting from operations	3,659	676	8,472	109
Changes from principal transactions:				
Total unit transactions	(1,240)	(777)	(2,874)	(1,346)
Increase (decrease) in net assets derived from principal transactions	(1,240)	(777)	(2,874)	(1,346)
Total increase (decrease) in net assets	2,419	(101)	5,598	(1,237)
Net assets at December 31, 2019	$ 12,491	$ 3,906	$ 34,413	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2018	$ 2,419	$ 16,461	$ 683	$ 1,508
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(143)	7	10
Total realized gain (loss) on investments and capital gains distributions	372	3,403	39	68
Net unrealized appreciation (depreciation) of investments	(419)	(3,570)	(75)	(209)
Net increase (decrease) in net assets resulting from operations	(75)	(310)	(29)	(131)
Changes from principal transactions:				
Total unit transactions	(411)	(438)	(154)	(134)
Increase (decrease) in net assets derived from principal transactions	(411)	(438)	(154)	(134)
Total increase (decrease) in net assets	(486)	(748)	(183)	(265)
Net assets at December 31, 2018	1,933	15,713	500	1,243
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(149)	7	11
Total realized gain (loss) on investments and capital gains distributions	286	3,397	31	254
Net unrealized appreciation (depreciation) of investments	390	1,169	27	(35)
Net increase (decrease) in net assets resulting from operations	651	4,417	65	230
Changes from principal transactions:				
Total unit transactions	(324)	(5,934)	(37)	(350)
Increase (decrease) in net assets derived from principal transactions	(324)	(5,934)	(37)	(350)
Total increase (decrease) in net assets	327	(1,517)	28	(120)
Net assets at December 31, 2019	$ 2,260	$ 14,196	$ 528	$ 1,123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2018	$ 1,522	$ 4,567	$ 50	$ 1,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	15	1	1
Total realized gain (loss) on investments and capital gains distributions	131	456	—	110
Net unrealized appreciation (depreciation) of investments	(231)	(692)	(7)	(197)
Net increase (decrease) in net assets resulting from operations	(89)	(221)	(6)	(86)
Changes from principal transactions:				
Total unit transactions	(296)	(578)	—	(42)
Increase (decrease) in net assets derived from principal transactions	(296)	(578)	—	(42)
Total increase (decrease) in net assets	(385)	(799)	(6)	(128)
Net assets at December 31, 2018	1,137	3,768	44	967
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	5	—	5
Total realized gain (loss) on investments and capital gains distributions	177	446	4	342
Net unrealized appreciation (depreciation) of investments	(8)	493	3	(119)
Net increase (decrease) in net assets resulting from operations	185	944	7	228
Changes from principal transactions:				
Total unit transactions	(327)	(817)	(17)	(511)
Increase (decrease) in net assets derived from principal transactions	(327)	(817)	(17)	(511)
Total increase (decrease) in net assets	(142)	127	(10)	(283)
Net assets at December 31, 2019	$ 995	$ 3,895	$ 34	$ 684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2018	$ 38,242	$ 15	$ 873	$ 3,279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	—	10	(11)
Total realized gain (loss) on investments and capital gains distributions	5,529	2	27	416
Net unrealized appreciation (depreciation) of investments	(10,838)	(4)	(171)	(450)
Net increase (decrease) in net assets resulting from operations	(5,264)	(2)	(134)	(45)
Changes from principal transactions:				
Total unit transactions	(3,499)	—	17	(377)
Increase (decrease) in net assets derived from principal transactions	(3,499)	—	17	(377)
Total increase (decrease) in net assets	(8,763)	(2)	(117)	(422)
Net assets at December 31, 2018	29,479	13	756	2,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	141	—	14	(17)
Total realized gain (loss) on investments and capital gains distributions	3,721	2	36	549
Net unrealized appreciation (depreciation) of investments	3,452	1	87	506
Net increase (decrease) in net assets resulting from operations	7,314	3	137	1,038
Changes from principal transactions:				
Total unit transactions	(3,931)	—	(137)	4,288
Increase (decrease) in net assets derived from principal transactions	(3,931)	—	(137)	4,288
Total increase (decrease) in net assets	3,383	3	—	5,326
Net assets at December 31, 2019	$ 32,862	$ 16	$ 756	$ 8,183

The accompanying notes are an integral part of these financial statements.

47

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2018	$ 1,430	$ 6,156	$ 567	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	50	3	—
Total realized gain (loss) on investments and capital gains distributions	235	367	35	—
Net unrealized appreciation (depreciation) of investments	(280)	(824)	(83)	—
Net increase (decrease) in net assets resulting from operations	(43)	(407)	(45)	—
Changes from principal transactions:				
Total unit transactions	(365)	(1,160)	(30)	—
Increase (decrease) in net assets derived from principal transactions	(365)	(1,160)	(30)	—
Total increase (decrease) in net assets	(408)	(1,567)	(75)	—
Net assets at December 31, 2018	1,022	4,589	492	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	55	4	—
Total realized gain (loss) on investments and capital gains distributions	220	299	44	—
Net unrealized appreciation (depreciation) of investments	41	696	56	2
Net increase (decrease) in net assets resulting from operations	266	1,050	104	2
Changes from principal transactions:				
Total unit transactions	(386)	(629)	(57)	146
Increase (decrease) in net assets derived from principal transactions	(386)	(629)	(57)	146
Total increase (decrease) in net assets	(120)	421	47	148
Net assets at December 31, 2019	$ 902	$ 5,010	$ 539	$ 148

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2018	$ —	$ 42,492	$ 9,747	$ 65
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(165)	(94)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	6,714	901	16
Net unrealized appreciation (depreciation) of investments	—	(12,992)	(1,598)	(24)
Net increase (decrease) in net assets resulting from operations	—	(6,443)	(791)	(9)
Changes from principal transactions:				
Total unit transactions	—	(3,660)	(423)	19
Increase (decrease) in net assets derived from principal transactions	—	(3,660)	(423)	19
Total increase (decrease) in net assets	—	(10,103)	(1,214)	10
Net assets at December 31, 2018	—	32,389	8,533	75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(185)	(66)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	4,516	948	10
Net unrealized appreciation (depreciation) of investments	4	3,545	1,471	10
Net increase (decrease) in net assets resulting from operations	4	7,876	2,353	19
Changes from principal transactions:				
Total unit transactions	210	(2,904)	(778)	(18)
Increase (decrease) in net assets derived from principal transactions	210	(2,904)	(778)	(18)
Total increase (decrease) in net assets	214	4,972	1,575	1
Net assets at December 31, 2019	$ 214	$ 37,361	$ 10,108	$ 76

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger Select
Net assets at January 1, 2018	$ 1	$ 71	$ 2
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	—	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	20	—
Net unrealized appreciation (depreciation) of investments	—	(44)	—
Net increase (decrease) in net assets resulting from operations	—	(25)	—
Changes from principal transactions:			
Total unit transactions	—	54	(1)
Increase (decrease) in net assets derived from principal transactions	—	54	(1)
Total increase (decrease) in net assets	—	29	(1)
Net assets at December 31, 2018	1	100	1
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	—	(2)	—
Total realized gain (loss) on investments and capital gains distributions	—	6	—
Net unrealized appreciation (depreciation) of investments	—	17	—
Net increase (decrease) in net assets resulting from operations	—	21	—
Changes from principal transactions:			
Total unit transactions	—	(28)	1
Increase (decrease) in net assets derived from principal transactions	—	(28)	1
Total increase (decrease) in net assets	—	(7)	1
Net assets at December 31, 2019	$ 1	$ 93	$ 2

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account I of Voya Retirement Insurance and Annuity Company (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2019, the Account had 67 active investment divisions (the "Divisions"), 21 of which invest in independently managed mutual funds and 46 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2019 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco Oppenheimer V.I. Main Street Fund - Series I
  Invesco V.I. Core Equity Fund - Series I
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-4
Federated Insurance Series:
  Federated Fund for U.S. Government Securities II - Primary Shares

Federated Insurance Series: (continued)
  Federated Government Money Fund II - Service Shares
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Volatility Fund II - Primary Shares
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Growth Fund of America®, Inc.:

Growth Fund of America® - Class R-4

Neuberger Berman Equity Funds®:

Neuberger Berman Sustainable Equity Fund - Trust Class Shares

PIMCO Variable Insurance Trust:

PIMCO VIT Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

Pioneer Equity Income VCT Portfolio - Class I

Pioneer Mid Cap Value VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Balanced Income Portfolio - Service Class

Voya Global Perspectives® Portfolio - Class A

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Initial Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® Baron Growth Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger Select

The names of certain Divisions were changed during 2019. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AIM Variable Insurance Funds:	**Oppenheimer Main Street Fund®:**
Invesco Oppenheimer V.I. Main Street Fund - Series I	Oppenheimer Main Street Fund®/VA
Voya Investors Trust:	**Voya Investors Trust:**
Voya Balanced Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Voya Partners, Inc.:	**Voya Partners, Inc.:**
Voya International High Dividend Low Volatility Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class
VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class

During 2019, the following Divisions were closed to contract owners:

Voya Investors Trust:

Voya High Yield Portfolio - Service Class

Voya Large Cap Value Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

Voya Partners, Inc.:

VY® Pioneer High Yield Portfolio - Initial Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated all events occurring after December 31, 2019 through the date the financial statements were available to be issued, to determine whether any event required either recognition or disclosure in the financial statements. Subsequent to December 31, 2019, the spread of the COVID-19 virus caused significant financial market volatility, economic uncertainty, and interruptions to normal business activities. As of the date of issuance of these financial statements, the full impact to the Account is unknown, but could be material, since the outbreak is still evolving and thus there is significant uncertainty as to its ultimate impacts on the Account.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2019 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2019. The Account had no liabilities as of December 31, 2019.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract or certificate maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL"), Voya Investors Trust and Voya Partners, Inc., which in turn caused DSL and VRIAC to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Management fees were paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2019 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco Oppenheimer V.I. Main Street Fund - Series I	$ 12	$ 4
Invesco V.I. Core Equity Fund - Series I	938	612
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	2	0
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	162	11
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-4	1223	3130
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	242	179
Federated Government Money Fund II - Service Shares	79	130
Federated High Income Bond Fund II - Primary Shares	37	70
Federated Kaufmann Fund II - Primary Shares	137	229
Federated Managed Volatility Fund II - Primary Shares	421	758
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	4,013	3,318
Fidelity® VIP Index 500 Portfolio - Initial Class	407	813
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	2	15
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1772	1539
Fidelity® VIP High Income Portfolio - Initial Class	—	—
Growth Fund of America®, Inc.:		
Growth Fund of America® - Class R-4	4,089	5,678
Neuberger Berman Equity Funds®:		
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	480	356
PIMCO Variable Insurance Trust:		
PIMCO VIT Real Return Portfolio - Administrative Class	—	—
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class I	2	—
Pioneer Mid Cap Value VCT Portfolio - Class I	—	—
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	978	1,266
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	2,829	3,790
Voya Investors Trust:		
Voya Balanced Income Portfolio - Service Class	17	56
Voya Global Perspectives® Portfolio - Class A	2	—
Voya High Yield Portfolio - Institutional Class	2,129	321
Voya High Yield Portfolio - Service Class	142	842
Voya Large Cap Growth Portfolio - Institutional Class	2,161	2,616
Voya Large Cap Value Portfolio - Institutional Class	(1)	—
Voya Large Cap Value Portfolio - Service Class	45	145
Voya Retirement Conservative Portfolio - Adviser Class	343	12

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust: (continued)		
Voya Retirement Growth Portfolio - Adviser Class	$ 3	$ —
Voya Retirement Moderate Growth Portfolio - Adviser Class	—	—
Voya Retirement Moderate Portfolio - Adviser Class	5	2
Voya U.S. Stock Index Portfolio - Institutional Class	3,856	4,294
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	36	18
VY® Invesco Growth and Income Portfolio - Service Class	3	—
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	26	93
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	62	253
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	6,813	4,902
VY® T. Rowe Price International Stock Portfolio - Service Class	7	42
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	5,580	6,589
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,223	1,294
Voya International High Dividend Low Volatility Portfolio - Initial Class	35	68
Voya Solution Moderately Aggressive Portfolio - Service Class	—	—
VY® Baron Growth Portfolio - Service Class	6,122	2,094
VY® Invesco Equity and Income Portfolio - Initial Class	284	834
VY® Invesco Oppenheimer Global Portfolio - Initial Class	5,907	3,474
VY® Pioneer High Yield Portfolio - Initial Class	258	1,538
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	292	423
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	4,897	7,107
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	49	52
Voya Strategic Allocation Growth Portfolio - Class I	118	366
Voya Strategic Allocation Moderate Portfolio - Class I	133	366
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	496	927
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class S	3	18
Voya Index Plus LargeCap Portfolio - Class I	111	525
Voya Index Plus MidCap Portfolio - Class I	3,774	4,483
Voya Index Plus SmallCap Portfolio - Class I	2	—
Voya International Index Portfolio - Class I	40	163
Voya Russell™ Large Cap Growth Index Portfolio - Class I	4,978	569
Voya Russell™ Large Cap Index Portfolio - Class I	62	408
Voya Russell™ Large Cap Value Index Portfolio - Class I	417	802
Voya Russell™ Large Cap Value Index Portfolio - Class S	29	64
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	146	—
Voya Russell™ Small Cap Index Portfolio - Class I	210	—
Voya Small Company Portfolio - Class I	5,551	3,646
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	1,367	1,061
Voya MidCap Opportunities Portfolio - Class S	9	19
Voya SmallCap Opportunities Portfolio - Class I	—	—
Voya SmallCap Opportunities Portfolio - Class S	16	30
Wanger Advisors Trust:		
Wanger Select	—	—

7. Changes in Units

The net changes in units outstanding follow:

	Year ended December 31					
	2019			**2018**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco Oppenheimer V.I. Main Street Fund - Series I	14,468	14,614	(146)	15,106	15,258	(152)
Invesco V.I. Core Equity Fund - Series I	8,310	33,955	(25,645)	14,283	49,288	(35,005)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	—	—	—	—	—	—
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	7,320	390	6,930	39	67	(28)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-4	47,597	213,454	(165,857)	53,243	237,875	(184,632)
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	403,092	399,794	3,298	—	2,978	(2,978)
Federated Government Money Fund II - Service Shares	5,827	10,273	(4,446)	32,892	24,375	8,517
Federated High Income Bond Fund II - Primary Shares	3,622	5,110	(1,488)	3,440	4,996	(1,556)
Federated Kaufmann Fund II - Primary Shares	—	7,027	(7,027)	—	4,458	(4,458)
Federated Managed Volatility Fund II - Primary Shares	8,434	21,538	(13,104)	91,440	25,773	65,667
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	33,211	162,226	(129,015)	28,793	186,852	(158,059)
Fidelity® VIP Index 500 Portfolio - Initial Class	5,475	15,862	(10,387)	6,449	12,979	(6,530)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	—	618	(618)	—	234	(234)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	40,110	83,678	(43,568)	23,651	116,531	(92,880)
Fidelity® VIP High Income Portfolio - Initial Class	1,158	1,169	(11)	1,217	1,229	(12)
Growth Fund of America®, Inc.:						
Growth Fund of America® - Class R-4	33,619	236,500	(202,881)	38,149	217,789	(179,640)
Neuberger Berman Equity Funds®:						
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	14,567	17,399	(2,832)	9,185	19,777	(10,592)
PIMCO Variable Insurance Trust:						
PIMCO VIT Real Return Portfolio - Administrative Class	—	—	—	—	—	—
Pioneer Variable Contracts Trust:						

| | Year ended December 31 | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Pioneer Equity Income VCT Portfolio - Class I	—	—	—	—	1,355	(1,355)
Pioneer Variable Contracts Trust: (continued)						
Pioneer Mid Cap Value VCT Portfolio - Class I	—	—	—	—	—	—
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	26,055	81,860	(55,805)	49,584	132,795	(83,211)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	194,642	321,505	(126,863)	216,427	205,871	10,556
Voya Investors Trust:						
Voya Balanced Income Portfolio - Service Class	381	3,631	(3,250)	3,342	438	2,904
Voya Global Perspectives® Portfolio - Class A	—	—	—	—	—	—
Voya High Yield Portfolio - Institutional Class	205,456	30,566	174,890	—	—	—
Voya High Yield Portfolio - Service Class	5,948	39,915	(33,967)	8,268	35,853	(27,585)
Voya Large Cap Growth Portfolio - Institutional Class	12,891	78,048	(65,157)	14,184	61,389	(47,205)
Voya Large Cap Value Portfolio - Institutional Class	—	42	(42)	—	—	—
Voya Large Cap Value Portfolio - Service Class	1,883	7,359	(5,476)	—	578	(578)
Voya Retirement Conservative Portfolio - Adviser Class	26,002	540	25,462	8	1,207	(1,199)
Voya Retirement Growth Portfolio - Adviser Class	—	2	(2)	—	2	(2)
Voya Retirement Moderate Growth Portfolio - Adviser Class	—	2	(2)	—	2	(2)
Voya Retirement Moderate Portfolio - Adviser Class	—	7	(7)	579	7	572
Voya U.S. Stock Index Portfolio - Institutional Class	91,211	204,091	(112,880)	203,139	182,813	20,326
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	2,764	1,271	1,493	30,308	1,503	28,805
VY® Invesco Growth and Income Portfolio - Service Class	—	—	—	—	—	—
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	234	4,049	(3,815)	4,327	3,764	563
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	242	11,616	(11,374)	4,183	67	4,116
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	210,765	276,009	(65,244)	141,726	601,464	(459,738)
VY® T. Rowe Price International Stock Portfolio - Service Class	—	3,259	(3,259)	—	3,914	(3,914)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	645,173	760,997	(115,824)	594,694	594,852	(158)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Initial Class	73,251	112,788	(39,537)	104,544	181,121	(76,577)
Voya International High Dividend Low Volatility Portfolio - Initial Class	9,644	15,140	(5,496)	9,870	11,450	(1,580)
Voya Solution Moderately Aggressive Portfolio - Service Class	—	1	(1)	—	1	(1)
VY® Baron Growth Portfolio - Service Class	38,857	88,779	(49,922)	54,433	93,466	(39,033)
VY® Invesco Equity and Income Portfolio - Initial Class	142	36,925	(36,783)	5,642	31,601	(25,959)

| | Year ended December 31 | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
VY® Invesco Oppenheimer Global Portfolio - Initial Class	51,612	189,380	(137,768)	70,576	294,989	(224,413)
Voya Partners, Inc.: (continued)						
VY® Pioneer High Yield Portfolio - Initial Class	9,070	75,790	(66,720)	188	10,486	(10,298)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,073	11,149	(9,076)	3,347	16,322	(12,975)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	81,724	185,590	(103,866)	116,903	120,013	(3,110)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	80,699	82,152	(1,453)	52,231	58,232	(6,001)
Voya Strategic Allocation Growth Portfolio - Class I	21	11,873	(11,852)	3	4,518	(4,515)
Voya Strategic Allocation Moderate Portfolio - Class I	783	12,657	(11,874)	2,314	12,792	(10,478)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	44,204	69,956	(25,752)	44,704	65,205	(20,501)
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class S	214	1,740	(1,526)	—	80	(80)
Voya Index Plus LargeCap Portfolio - Class I	25,736	37,807	(12,071)	27,037	28,120	(1,083)
Voya Index Plus MidCap Portfolio - Class I	33,133	244,862	(211,729)	31,063	216,763	(185,700)
Voya Index Plus SmallCap Portfolio - Class I	—	—	—	—	—	—
Voya International Index Portfolio - Class I	3,012	10,334	(7,322)	8,988	8,191	797
Voya Russell™ Large Cap Growth Index Portfolio - Class I	119,032	14,072	104,960	442	11,582	(11,140)
Voya Russell™ Large Cap Index Portfolio - Class I	339	11,058	(10,719)	1,570	12,740	(11,170)
Voya Russell™ Large Cap Value Index Portfolio - Class I	7,004	55,653	(48,649)	5,896	100,655	(94,759)
Voya Russell™ Large Cap Value Index Portfolio - Class S	—	2,307	(2,307)	12	1,175	(1,163)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	14,515	2	14,513	—	—	—
Voya Russell™ Small Cap Index Portfolio - Class I	20,755	1	20,754	—	—	—
Voya Small Company Portfolio - Class I	54,078	194,421	(140,343)	35,052	211,149	(176,097)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	15,125	51,934	(36,809)	36,063	59,881	(23,818)
Voya MidCap Opportunities Portfolio - Class S	—	951	(951)	3,425	2,459	966
Voya SmallCap Opportunities Portfolio - Class I	—	—	—	—	—	—
Voya SmallCap Opportunities Portfolio - Class S	20	1,613	(1,593)	2,700	15	2,685
Wanger Advisors Trust:						
Wanger Select	—	—	—	—	—	—

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ending December 31, 2019, 2018, 2017, 2016, and 2015 follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer V.I. Main Street Fund - Series I													
2019		3		$24.49		$73	1.09%		1.25%			30.47%	
2018		3		$18.77		$59	1.21%		1.25%			-9.06%	
2017		3		$20.64		$68	1.26%		1.25%			15.44%	
2016		3		$17.88		$62	1.09%		1.25%			10.23%	
2015		4		$16.22		$59	1.68%		1.25%			2.01%	
Invesco V.I. Core Equity Fund - Series I													
2019		384	$18.31	to	$19.96	$7,068	0.96%	0.90%	to	1.00%	27.70%	to	27.86%
2018		409	$14.32	to	$15.63	$5,906	0.92%	0.90%	to	1.00%	-10.33%	to	-10.22%
2017		444	$15.95	to	$17.43	$7,141	0.99%	0.90%	to	1.00%	12.09%	to	12.17%
2016		509	$14.22	to	$15.55	$7,292	0.76%	0.90%	to	1.00%	9.12%	to	9.30%
2015		537	$13.01	to	$14.25	$7,032	1.13%	0.90%	to	1.00%	-6.68%	to	-6.67%
Artisan International Fund - Investor Shares													
2019		2		$16.44		$40	0.96%		0.90%			28.04%	
2018		2		$12.84		$31	1.17%		0.90%			-11.63%	
2017		2		$14.53		$35	0.75%		0.90%			29.85%	
2016		2		$11.19		$27	1.10%		0.90%			-10.48%	
2015		2		$12.50		$30	—		0.90%			-4.73%	
Calvert VP SRI Balanced Portfolio													
2019		10	$23.78	to	$24.06	$248	2.29%	1.25%	to	1.40%	22.64%	to	22.82%
2018		3	$19.39	to	$19.59	$68	1.84%	1.25%	to	1.40%	-4.01%	to	-3.88%
2017		3	$20.20	to	$20.38	$71	2.81%	1.25%	to	1.40%	10.44%	to	10.58%
2016		7	$18.29	to	$18.42	$130	1.79%	1.25%	to	1.40%	6.34%	to	6.47%
2015		8	$17.20	to	$17.30	$134	—	1.25%	to	1.40%	-3.59%	to	-3.41%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
EuroPacific Growth Fund® - Class R-4													
2019		1,744	$16.14	to	$26.51	$28,506	1.12%	0.90%	to	1.00%	25.76%	to	25.90%
2018		1,911	$12.82	to	$21.08	$24,811	1.16%	0.90%	to	1.00%	-16.08%	to	-15.99%
2017		2,095	$15.26	to	$25.12	$32,355	0.94%	0.90%	to	1.00%	29.42%	to	29.54%
2016		2,219	$11.78	to	$19.41	$26,414	1.20%	0.90%	to	1.00%	-0.31%	to	-0.25%
2015		2,447	$11.81	to	$19.47	$29,194	1.68%	0.90%	to	1.00%	-1.82%	to	-1.67%
Federated Fund for U.S. Government Securities II - Primary Shares													
2019		11	$19.62	to	$20.09	$213	2.10%	1.25%	to	1.40%	2.99%	to	4.42%
2018		7		$19.24		$142	2.45%		1.40%			-0.98%	
2017		10		$19.43		$202	2.31%		1.40%			0.52%	
2016		11		$19.33		$207	2.41%		1.40%			0.16%	
2015		13		$19.30		$247	3.07%		1.40%			-0.87%	
Federated Government Money Fund II - Service Shares													
2019		52	$9.13	to	$11.87	$613	1.64%	1.25%	to	1.40%	0.25%	to	0.44%
2018		56	$9.09	to	$11.84	$664	1.38%	1.25%	to	1.40%		-0.17%	
2017		48	$9.09	to	$11.86	$564	0.29%	1.25%	to	1.40%	-1.08%	to	-0.98%
2016		66	$9.18	to	$11.99	$792	—	1.25%	to	1.40%	-1.40%	to	-1.29%
2015		65	$9.30	to	$12.16	$795	—	1.25%	to	1.40%	-1.46%	to	-1.17%
Federated High Income Bond Fund II - Primary Shares													
2019		9	$31.47	to	$34.90	$316	6.65%	1.25%	to	1.40%	12.94%	to	13.12%
2018		11	$27.82	to	$30.90	$326	8.33%	1.25%	to	1.40%	-4.66%	to	-4.50%
2017		12	$29.13	to	$32.40	$392	7.60%	1.25%	to	1.40%	5.47%	to	5.58%
2016		16	$27.59	to	$30.73	$501	7.51%	1.25%	to	1.40%	13.23%	to	13.40%
2015		28	$24.33	to	$27.14	$753	6.06%	1.25%	to	1.40%	-3.96%	to	-3.80%
Federated Kaufmann Fund II - Primary Shares													
2019		47		$33.06		$1,557	—		1.40%			31.92%	
2018		54		$25.06		$1,356	—		1.40%			2.37%	
2017		59		$24.47		$1,434	—		1.40%			26.58%	
2016		74		$19.34		$1,436	—		1.40%			2.22%	
2015		89		$18.92		$1,676	—		1.40%			4.88%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Federated Managed Volatility Fund II - Primary Shares													
	2019	124	$26.89	to	$29.62	$3,664	2.15%	1.25%	to	1.40%	18.53%	to	18.72%
	2018	137	$22.65	to	$24.99	$3,418	2.02%	1.25%	to	1.40%	-9.78%	to	-9.65%
	2017	71	$25.07	to	$27.69	$1,970	4.07%	1.25%	to	1.40%	16.48%	to	16.66%
	2016	87	$21.49	to	$23.78	$2,065	4.96%	1.25%	to	1.40%	6.16%	to	6.33%
	2015	112	$20.21	to	$22.40	$2,499	4.52%	1.25%	to	1.40%	-8.83%	to	-8.72%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
	2019	1,421	$22.89	to	$38.08	$32,949	0.47%	0.90%	to	1.00%	30.28%	to	30.43%
	2018	1,550	$17.55	to	$29.23	$27,523	0.74%	0.90%	to	1.00%	-7.29%	to	-7.24%
	2017	1,708	$18.92	to	$31.53	$32,691	0.99%	0.90%	to	1.00%	20.67%	to	20.82%
	2016	1,895	$15.66	to	$26.13	$30,019	0.76%	0.90%	to	1.00%	6.91%	to	7.04%
	2015	2,161	$14.63	to	$24.44	$31,943	1.06%	0.90%	to	1.00%	-0.33%	to	-0.20%
Fidelity® VIP Index 500 Portfolio - Initial Class													
	2019	109	$36.04	to	$59.97	$6,029	1.97%	1.25%	to	1.40%	29.52%	to	29.73%
	2018	119	$27.78	to	$46.30	$5,122	1.94%	1.25%	to	1.40%	-5.84%	to	-5.70%
	2017	126	$29.46	to	$49.17	$5,787	1.77%	1.25%	to	1.40%	20.01%	to	20.20%
	2016	140	$24.51	to	$40.97	$5,365	1.41%	1.25%	to	1.40%	10.28%	to	10.46%
	2015	156	$22.19	to	$37.15	$5,331	2.05%	1.25%	to	1.40%	-0.08%	to	0.09%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
	2019	3		$24.40		$73	2.53%		1.40%			8.16%	
	2018	4		$22.56		$81	2.41%		1.40%			-1.96%	
	2017	4		$23.00		$88	2.42%		1.40%			2.77%	
	2016	4		$22.39		$90	2.36%		1.40%			3.27%	
	2015	4		$21.68		$91	2.12%		1.40%			-1.99%	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
	2019	732	$20.71	to	$28.03	$15,256	2.04%	0.90%	to	1.00%	26.15%	to	26.36%
	2018	776	$16.39	to	$22.22	$12,799	2.28%	0.90%	to	1.00%	-9.19%	to	-9.15
	2017	869	$18.04	to	$24.47	$15,764	1.67%	0.90%	to	1.00%	11.79%	to	11.91
	2016	960	$16.12	to	$21.89	$15,558	2.22%	0.90%	to	1.00%	16.81%	to	16.98
	2015	1,047	$13.78	to	$18.74	$14,525	2.56%	0.90%	to	1.00%	-4.92%	to	-4.83

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class													
2019		—	$18.96			$3	5.19%	1.25%			13.67%		
2018		—	$16.68			$3	5.56%	1.25%			-4.47%		
2017		—	$17.46			$3	5.26%	1.25%			5.56%		
2016		—	$16.54			$3	5.29%	1.25%			13.21%		
2015		—	$14.61			$3	—	1.25%			-4.82%		
Growth Fund of America® - Class R-4													
2019		2,133	$25.78	to	$36.20	$55,558	0.69%	0.90%	to	1.00%	26.84%	to	26.93%
2018		2,336	$20.31	to	$28.54	$47,950	0.53%	0.90%	to	1.00%	-3.94%	to	-3.84%
2017		2,515	$21.12	to	$29.71	$53,671	0.46%	0.90%	to	1.00%	24.83%	to	24.97%
2016		2,735	$16.90	to	$23.80	$46,682	0.55%	0.90%	to	1.00%	7.35%	to	7.44%
2015		3,037	$15.73	to	$22.17	$48,223	0.57%	0.90%	to	1.00%	4.33%	to	4.45%
Neuberger Berman Sustainable Equity Fund - Trust Class Shares													
2019		107	$21.79	to	$24.60	$2,335	0.50%	0.90%	to	1.00%	24.37%	to	24.51%
2018		110	$17.50	to	$19.78	$1,924	0.26%	0.90%	to	1.00%	-6.92%	to	-6.82%
2017		120	$18.78	to	$21.25	$2,264	0.42%	0.90%	to	1.00%	17.21%	to	17.37%
2016		142	$16.00	to	$18.13	$2,268	1.07%	0.90%	to	1.00%	8.82%	to	8.84%
2015		157	$14.70	to	$16.66	$2,303	0.94%	0.90%	to	1.00%	-1.54%	to	-1.41%
PIMCO VIT Real Return Portfolio - Administrative Class													
2019		—	$10.54			$1	1.64%	0.90%			7.44%		
2018		—	$9.81			$1	2.43%	0.90%			-3.06%		
2017		—	$10.12			$1	2.32%	0.90%			2.74%		
2016		—	$9.85			$1	2.28%	0.90%			4.23%		
2015		—	$9.45			$1	—	0.90%			-3.57%		
Pioneer Equity Income VCT Portfolio - Class I													
2019		—	$22.26			$4	2.78%	0.90%			24.43%		
2018		—	$17.89			$3	3.15%	0.90%			-9.42%		
2017		2	$19.75			$31	1.71%	0.90%			14.43%		
2016		2	$17.26			$27	2.03%	0.90%			18.71%		
2015		2	$14.54			$22	—	0.90%			-0.41%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Mid Cap Value VCT Portfolio - Class I													
2019		—		$18.09		$1	1.36%		0.90%			27.30%	
2018		—		$14.21		—	0.75%		0.90%			-20.08%	
2017		—		$17.78		$1	0.82%		0.90%			12.18%	
2016		—		$15.85		—	0.71%		0.90%			15.52%	
2015		—		$13.72		—	—		0.90%			-6.98%	
Voya Balanced Portfolio - Class I													
2019		766	$16.27	to	$34.16	$13,298	2.44%	0.90%	to	1.40%	17.47%	to	17.98%
2018		821	$13.79	to	$29.08	$12,169	2.27%	0.90%	to	1.40%	-8.15%	to	-7.64%
2017		905	$14.93	to	$31.66	$14,515	2.61%	0.90%	to	1.40%	13.11%	to	13.71%
2016		1,014	$13.13	to	$27.99	$14,258	1.77%	0.90%	to	1.40%	6.30%	to	6.83%
2015		1,140	$12.29	to	$26.33	$15,020	2.04%	0.90%	to	1.40%	-3.23%	to	-2.77%
Voya Intermediate Bond Portfolio - Class I													
2019		1,595	$12.84	to	$24.62	$21,922	3.39%	0.90%	to	1.40%	8.28%	to	8.91%
2018		1,722	$11.79	to	$22.69	$21,609	3.64%	0.90%	to	1.40%	-1.91%	to	-1.42%
2017		1,711	$11.96	to	$23.11	$21,817	3.38%	0.90%	to	1.40%	3.55%	to	4.09%
2016		1,812	$11.49	to	$22.28	$22,389	2.29%	0.90%	to	1.40%	2.87%	to	3.33%
2015		1,980	$11.12	to	$21.62	$23,732	4.70%	0.90%	to	1.40%	-0.83%	to	-0.27%
Voya Balanced Income Portfolio - Service Class													
2019		6	$15.49	to	$15.69	$90	4.86%	1.25%	to	1.40%	16.73%	to	16.92%
2018		9	$13.27	to	$13.42	$120	6.52%	1.25%	to	1.40%	-6.35%	to	-6.22%
2017		6	$14.17	to	$14.31	$87	5.95%	1.25%	to	1.40%	8.83%	to	8.90%
2016		5	$13.02	to	$13.14	$67	6.45%	1.25%	to	1.40%	14.01%	to	14.26%
2015		6	$11.42	to	$11.50	$69	5.78%	1.25%	to	1.40%	-7.68	to	-7.56
Voya Global Perspectives® Portfolio - Class A													
2019		3	$12.48	to	$12.59	$32	3.31%	1.25%	to	1.40%	16.31%	to	16.47%
2018		3	$10.73	to	$10.81	$27	2.62%	1.25%	to	1.40%	-8.84%	to	-8.70%
2017		3	$11.76	to	$11.84	$30	1.40%	1.25%	to	1.40%	13.06%	to	13.19%
2016		7	$10.41	to	$10.46	$73	3.84%	1.25%	to	1.40%	4.94%	to	5.23%
2015		3	$9.92	to	$9.94	$25	3.85%	1.25%	to	1.40%	-4.98%	to	-4.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Institutional Class													
2019	7/12/2019	175	$10.47	to	$10.48	$1,832	(e)	1.25%	to	1.40%	(e)		
2018		(e)	(e)			(e)	(e)	(e)			(e)		
2017		(e)	(e)			(e)	(e)	(e)			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
Voya Large Cap Growth Portfolio - Institutional Class													
2019		323	$26.64	to	$41.11	$12,871	0.67%	0.90%	to	1.40%	30.93%	to	31.56%
2018		388	$20.25	to	$31.35	$11,820	0.66%	0.90%	to	1.40%	-2.88%	to	-2.36%
2017		436	$20.74	to	$32.23	$13,645	0.66%	0.90%	to	1.40%	27.96%	to	28.58%
2016		508	$16.13	to	$25.15	$12,426	0.55%	0.90%	to	1.40%	2.47%	to	3.07%
2015		553	$15.65	to	$24.50	13,208	0.56%	0.90%	to	1.40%	4.93%	to	5.39%
Voya Large Cap Value Portfolio - Service Class													
2019		2	$19.66	to	$19.92	$31	1.24%	1.25%	to	1.40%	23.03%	to	23.19%
2018		7	$15.98	to	$16.17	$113	1.81%	1.25%	to	1.40%	-9.31%	to	-9.16%
2017		8	$17.62	to	$17.80	$135	3.62%	1.25%	to	1.40%	11.66%	to	11.81%
2016		2	$15.78	to	$15.92	$25	2.04%	1.25%	to	1.40%	11.99%	to	12.19%
2015		2	$14.09	to	$14.19	$28	—	1.25%	to	1.40%	-6.00%	to	-5.84%
Voya Retirement Conservative Portfolio - Adviser Class													
2019		37	$13.23	to	$13.41	$494	2.76%	1.25%	to	1.40%	12.02%	to	12.22%
2018		12	$11.81	to	$11.95	$140	1.82%	1.25%	to	1.40%	-4.14%	to	-4.02%
2017		13	$12.32	to	$12.45	$161	0.58%	1.25%	to	1.40%	6.21%	to	6.41%
2016		55	$11.60	to	$11.70	$634	1.43%	1.25%	to	1.40%	3.29%	to	3.36%
2015		54	$11.23	to	$11.32	$608	0.28%	1.25%	to	1.40%	-2.26%	to	-1.99%
Voya Retirement Growth Portfolio - Adviser Class													
2019		3	$16.00			$41	1.86%	1.40%			19.85%		
2018		3	$13.35			$34	1.70%	1.40%			-8.75%		
2017		3	$14.63			$37	1.74%	1.40%			15.02%		
2016		3	$12.72			$32	2.18%	1.40%			5.82%		
2015		3	$12.02			$31	3.85%	1.40%			-3.38%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2019		—		$15.70		$2	1.93%		1.25%			18.49%	
2018		—		$13.25		$2	1.78%		1.25%			-7.47%	
2017		—		$14.32		$2	—		1.25%			—	
2016		—		$12.55		$6	2.27%		1.40%			5.37%	
2015		—		$11.91		$6	—		1.40%			-3.01%	
Voya Retirement Moderate Portfolio - Adviser Class													
2019		6	$14.25	to	$14.44	$83	1.97%	1.25%	to	1.40%	15.48%	to	15.71%
2018		6	$12.34	to	$12.48	$72	1.95%	1.25%	to	1.40%	-6.37%	to	-6.24%
2017		5	$13.18	to	$13.31	$69	1.63%	1.25%	to	1.40%	10.29%	to	10.36%
2016		5	$11.95	to	$12.06	$63	1.70%	1.25%	to	1.40%	4.28%	to	4.51%
2015		7	$11.46	to	$11.54	$78	1.27%	1.25%	to	1.40%	-2.96%	to	-2.86%
Voya U.S. Stock Index Portfolio - Institutional Class													
2019		1,449	$24.74	to	$33.12	$36,036	1.63%	0.90%	to	1.00%	29.83%	to	29.94%
2018		1,562	$19.04	to	$25.51	$29,902	1.86%	0.90%	to	1.00%	-5.59%	to	-5.46%
2017		1,542	$20.14	to	$27.02	$31,246	1.77%	0.90%	to	1.00%	20.25%	to	20.38%
2016		1,631	$16.73	to	$22.47	$27,462	1.99%	0.90%	to	1.00%	10.58%	to	10.65%
2015		1,736	$15.12	to	$20.32	$26,377	1.82%	0.90%	to	1.00%	0.10%	to	0.20%
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2019		39	$10.39	to	$10.53	$405	2.16%	1.25%	to	1.40%	6.67%	to	6.80%
2018		37	$9.74	to	$9.86	$365	2.67%	1.25%	to	1.40%	-3.47%	to	-3.24%
2017		9	$10.09	to	$10.19	$88	1.56%	1.25%	to	1.40%	1.00%	to	1.19%
2016		16	$9.99	to	$10.07	$158	—	1.25%	to	1.40%	2.25%	to	2.34%
2015		18	$9.77	to	$9.84	$175	1.10%	1.25%	to	1.40%	-4.03%	to	-3.91%
VY® Invesco Growth and Income Portfolio - Service Class													
2019		1		$20.51		$19	2.44%		0.90%			23.63%	
2018		1		$16.59		$16	1.46%		0.90%			-14.35%	
2017		1		$19.37		$18	1.98%		0.90%			12.88%	
2016		1		$17.16		$16	2.15%		0.90%			18.84%	
2015		1		$14.44		$14	—		0.90%			-3.80%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2019		13	$24.37	to	$24.90	$321	0.16%	1.25%	to	1.40%	30.25%	to	30.50%
2018		17	$18.71	to	$19.08	$318	0.96%	1.25%	to	1.40%	-17.76%	to	-17.65%
2017		16	$22.74	to	$23.17	$373	0.73%	1.25%	to	1.40%	41.39%	to	41.54%
2016		17	$16.09	to	$16.36	$276	0.02%	1.25%	to	1.40%	11.66%	to	11.83%
2015		21	$14.41	to	$14.63	$296	0.01%	1.25%	to	1.40%	-16.75%	to	-16.64%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2019		2,712	$21.87	to	$33.13	$59,751	1.51%	0.90%	to	1.40%	22.58%	to	23.21%
2018		2,777	$17.75	to	$26.91	$49,629	2.07%	0.90%	to	1.40%	-0.88%	to	-0.39%
2017		3,237	$17.81	to	$27.04	$58,036	1.24%	0.90%	to	1.40%	13.52%	to	14.08%
2016		3,202	$15.62	to	$23.73	$50,322	1.33%	0.90%	to	1.40%	6.53%	to	7.06%
2015		3,398	$14.59	to	$22.19	$49,803	1.35%	0.90%	to	1.40%	3.73%	to	4.29%
VY® T. Rowe Price International Stock Portfolio - Service Class													
2019		5		$14.12		$72	0.85%		1.40%			25.85%	
2018		8		$11.22		$94	1.57%		1.40%			-15.32%	
2017		12		$13.25		$163	1.09%		1.40%			26.07%	
2016		16		$10.51		$173	1.42%		1.40%			0.48%	
2015		22	$10.46	to	$10.61	$226	0.79%	1.25%	to	1.40%	-2.33%	to	-2.21%
Voya Government Money Market Portfolio - Class I													
2019		937	$9.74	to	$12.44	$9,882	1.81%	0.90%	to	1.40%	0.57%	to	1.04%
2018		1,053	$9.64	to	$12.37	$10,891	1.44%	0.90%	to	1.40%	0.16%	to	0.73%
2017		1,054	$9.57	to	$12.35	$11,013	0.57%	0.90%	to	1.40%	-0.80%	to	-0.31%
2016		1,342	$9.60	to	$12.45	$13,691	0.08%	0.90%	to	1.40%	-1.27%	to	-0.72%
2015		1,301	$9.67	to	$12.61	$13,519	0.00%	0.90%	to	1.40%	-1.33%	to	-0.92%
Voya Global Bond Portfolio - Initial Class													
2019		924	$11.12	to	$15.57	$10,550	2.91%	0.90%	to	1.40%	6.39%	to	6.92%
2018		964	$10.40	to	$14.58	$10,324	3.69%	0.90%	to	1.40%	-3.33%	to	-2.89%
2017		1,040	$10.71	to	$15.03	$11,610	2.57%	0.90%	to	1.40%	8.11%	to	8.62%
2016		1,090	$9.86	to	$13.84	$11,189	1.77%	0.90%	to	1.40%	4.80%	to	5.45%
2015		1,169	$9.35	to	$13.15	$11,391	0.00%	0.90%	to	1.40%	-5.64%	to	-5.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International High Dividend Low Volatility Portfolio - Initial Class													
2019		24	$10.81	to	$11.01	$258	2.41%	1.25%	to	1.40%	15.12%	to	15.32%
2018		29	$9.39	to	$9.55	$277	2.15%	1.25%	to	1.40%	-16.16%	to	-16.01%
2017		31	$11.20	to	$11.37	$348	1.75%	1.25%	to	1.40%	20.56%	to	20.87%
2016		43	$9.29	to	$9.41	$398	3.20%	1.25%	to	1.40%	0.43%	to	0.64%
2015		48	$9.25	to	$9.35	$441	4.52%	1.25%	to	1.40%	-4.64%	to	-4.59%
Voya Solution Moderately Aggressive Portfolio - Service Class													
2019		—		$12.63		$3	2.30%		1.40%			20.86%	
2018		—		$10.45		$3	1.84%		1.40%			-10.38%	
2017		—		$11.66		$3	1.40%		1.40%			16.48%	
2016		—		$10.01		$2	1.21%		1.40%			4.71%	
2015	8/14/2015	—		$9.56		$2	(a)		1.40%			(a)	
VY® Baron Growth Portfolio - Service Class													
2019		483	$25.57	to	$51.07	$12,491	—	0.90%	to	1.00%	37.14%	to	37.33%
2018		533	$18.15	to	$37.24	$10,072	—	0.90%	to	1.40%	-3.25%	to	-2.82%
2017		572	$18.76	to	$38.34	$11,103	0.76%	0.90%	to	1.40%	26.42%	to	27.06%
2016		605	$14.84	to	$30.20	$9,249	—	0.90%	to	1.40%	3.85%	to	4.43%
2015		718	$14.29	to	$28.96	$10,479	0.25%	0.90%	to	1.40%	-6.36%	to	-5.93%
VY® Invesco Equity and Income Portfolio - Initial Class													
2019		171	$22.75	to	$23.27	$3,906	1.98%	1.25%	to	1.40%	18.43%	to	18.60%
2018		208	$19.21	to	$19.62	$4,007	1.98%	1.25%	to	1.40%	-10.73%	to	-10.57%
2017		234	$21.52	to	$21.94	$5,049	2.15%	1.25%	to	1.40%	9.35%	to	9.48%
2016		265	$15.44	to	$20.04	$5,222	1.94%	0.90%	to	1.40%	13.63%	to	14.20%
2015		302	$13.52	to	$17.60	$5,239	2.10%	0.90%	to	1.40%	-3.40%	to	-2.94%
VY® Invesco Oppenheimer Global Portfolio - Initial Class													
2019		1,516	$21.25	to	$29.25	$34,413	0.51%	0.90%	to	1.40%	29.93%	to	30.61%
2018		1,654	$16.27	to	$22.41	$28,815	1.65%	0.90%	to	1.40%	-14.41%	to	-13.96%
2017		1,878	$18.91	to	$26.08	$37,970	1.09%	0.90%	to	1.40%	34.58%	to	35.26%
2016		2,013	$13.98	to	$19.31	$30,184	1.18%	0.90%	to	1.40%	-1.15%	to	-0.71%
2015		2,251	$14.08	to	$19.51	$33,997	1.52%	0.90%	to	1.40%	2.68%	to	3.23%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2019		58	$38.97	to	$39.85	$2,260	0.30%	1.25%	to	1.40%	35.27%	to	35.45%
2018		67	$28.81	to	$29.42	$1,933	0.19%	1.25%	to	1.40%	-4.60%	to	-4.45%
2017		80	$30.19	to	$30.78	$2,419	0.58%	1.25%	to	1.40%	23.06%	to	23.26%
2016		99	$24.54	to	$24.98	$2,438	0.29%	1.25%	to	1.40%	5.91%	to	6.07%
2015		112	$23.17	to	$23.55	$2,592	—	1.25%	to	1.40%	0.61%	to	0.77%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2019		503	$27.82	to	$49.82	$14,196	0.23%	0.90%	to	1.25%	29.20%	to	29.64%
2018		606	$21.46	to	$53.79	$15,713	0.25%	0.90%	to	1.40%	-2.48%	to	-1.96%
2017		609	$21.89	to	$55.16	$16,461	0.05%	0.90%	to	1.40%	31.71%	to	32.35%
2016		598	$16.54	to	$41.88	$12,435	—	0.90%	to	1.40%	0.10%	to	0.61%
2015		690	$16.44	to	$41.84	$14,315	—	0.90%	to	1.40%	9.27%	to	9.82%
Voya Strategic Allocation Conservative Portfolio - Class I													
2019		19	$21.44	to	$27.66	$528	2.75%	1.25%	to	1.40%	13.22%	to	13.42%
2018		21	$18.91	to	$24.43	$500	2.46%	1.25%	to	1.40%	-5.38%	to	-5.26%
2017		27	$19.95	to	$25.82	$683	4.14%	1.25%	to	1.40%	8.99%	to	9.19%
2016		110	$18.28	to	$23.69	$2,593	3.03%	1.25%	to	1.40%	4.22%	to	4.39%
2015		113	$17.52	to	$22.73	$2,571	3.23%	1.25%	to	1.40%	-1.60%	to	-1.41%
Voya Strategic Allocation Growth Portfolio - Class I													
2019		35	$21.77	to	$32.30	$1,123	2.30%	1.25%	to	1.40%	21.16%	to	21.35%
2018		47	$17.94	to	$26.66	$1,243	2.16%	1.25%	to	1.40%	-9.63%	to	-9.49%
2017		51	$19.82	to	$29.50	$1,508	1.79%	1.25%	to	1.40%	16.23%	to	16.38%
2016		57	$17.03	to	$25.38	$1,433	2.64%	1.25%	to	1.40%	5.44%	to	5.58%
2015		62	$12.94	to	$24.07	$1,457	2.68%	0.90%	to	1.40%	-2.59%	to	-2.04%
Voya Strategic Allocation Moderate Portfolio - Class I													
2019		34	$21.53	to	$29.80	$995	2.97%	1.25%	to	1.40%	17.60%	to	17.78%
2018		46	$18.28	to	$25.34	$1,137	2.14%	1.25%	to	1.40%	-7.38%	to	-7.26%
2017		57	$19.70	to	$27.36	$1,522	1.88%	1.25%	to	1.40%	12.87%	to	13.08%
2016		59	$17.43	to	$24.23	$1,398	2.73%	1.25%	to	1.40%	5.12%	to	5.32%
2015		65	$16.55	to	$23.05	$1,464	3.05%	1.25%	to	1.40%	-1.96%	to	-1.81%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2019		108	$21.41	to	$39.54	$3,895	1.58%	0.90%	to	1.40%	27.10%	to	27.76%
2018		134	$16.78	to	$31.11	$3,768	1.81%	0.90%	to	1.40%	-5.81%	to	-5.33%
2017		154	$17.74	to	$33.03	$4,567	1.72%	0.90%	to	1.40%	18.68%	to	19.27%
2016		188	$14.89	to	$27.83	$4,720	1.96%	0.90%	to	1.40%	8.20%	to	8.83%
2015		206	$13.70	to	$25.72	$4,759	1.97%	0.90%	to	1.40%	-2.80%	to	-2.34%
Voya Global Equity Portfolio - Class S													
2019		3		$12.47		$34	2.78%		1.40%			19.67%	
2018		4		$10.42		$44	4.67%		1.40%			-10.40%	
2017		4		$11.63		$50	2.39%		1.40%			21.78%	
2016		6	$9.55	to	$9.58	$54	1.92%	1.25%	to	1.40%		4.26%	
2015	3/9/2015	8		$9.16		$75	(a)		1.40%			(a)	
Voya Index Plus LargeCap Portfolio - Class I													
2019		16	$24.20	to	$48.13	$684	2.03%	0.90%	to	1.40%	28.21%	to	28.93%
2018		28	$18.77	to	$37.54	$967	1.54%	0.90%	to	1.40%	-8.13%	to	-7.67%
2017		29	$20.33	to	$40.85	$1,095	1.61%	0.90%	to	1.40%	22.92%	to	23.51%
2016		32	$16.46	to	$33.24	$971	1.71%	0.90%	to	1.40%	8.73%	to	9.30%
2015		37	$15.06	to	$30.57	$1,040	1.61%	0.90%	to	1.40%	-0.59%	to	-0.07%
Voya Index Plus MidCap Portfolio - Class I													
2019		1,603	$20.19	to	$45.01	$32,862	1.39%	0.90%	to	1.00%	25.80%	to	25.95%
2018		1,815	$16.03	to	$35.78	$29,479	1.10%	0.90%	to	1.00%	-15.19%	to	-15.14%
2017		2,000	$18.89	to	$42.19	$38,242	1.34%	0.90%	to	1.00%	12.45%	to	12.57%
2016		2,214	$16.78	to	$37.52	$37,597	1.00%	0.90%	to	1.00%	16.99%	to	17.10%
2015		2,447	$14.33	to	$32.07	$35,447	0.96%	0.90%	to	1.00%	-2.79%	to	-2.65%
Voya Index Plus SmallCap Portfolio - Class I													
2019		1		$20.68		$16	1.04%		0.90%			20.72%	
2018		1		$17.13		$13	0.95%		0.90%			-13.18%	
2017		1		$19.73		$15	0.87%		0.90%			8.95%	
2016		1		$18.11		$14	0.81%		0.90%			26.11%	
2015		1		$14.36		$11	—		0.90%			-4.07%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class I													
2019		37	$19.86	to	$20.70	$756	3.32%	1.25%	to	1.40%	19.75%	to	19.93%
2018		44	$16.56	to	$17.26	$756	2.66%	1.25%	to	1.40%	-14.95%	to	-14.81%
2017		44	$19.44	to	$20.26	$873	2.59%	1.25%	to	1.40%	23.15%	to	23.37%
2016		50	$15.77	to	$16.43	$820	2.99%	1.25%	to	1.40%	-0.55%	to	-0.38%
2015		59	$15.83	to	$16.50	$970	3.24%	1.25%	to	1.40%	-2.27%	to	-2.14%
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2019		197	$41.47	to	$42.13	$8,183	0.54%	1.25%	to	1.40%	33.95%	to	34.13%
2018		92	$30.96	to	$31.41	$2,857	1.14%	1.25%	to	1.40%	-2.37%	to	-2.21%
2017		103	$31.71	to	$32.12	$3,279	1.15%	1.25%	to	1.40%	29.43%	to	29.62%
2016		115	$24.50	to	$24.78	$2,809	1.32%	1.25%	to	1.40%	5.06%	to	5.22%
2015		137	$23.32	to	$23.55	$3,196	1.17%	1.25%	to	1.40%	6.10%	to	6.27%
Voya Russell™ Large Cap Index Portfolio - Class I													
2019		23	$39.08	to	$39.72	$902	1.98%	1.25	to	1.40%	29.49%	to	29.68%
2018		34	$30.18	to	$30.63	$1,022	1.58%	1.25	to	1.40%	-4.79%	to	-4.67%
2017		45	$31.70	to	$32.13	$1,430	1.70%	1.25	to	1.40%	20.85%	to	21.06%
2016		50	$26.23	to	$26.54	$1,328	1.74%	1.25	to	1.40%	9.38%	to	9.58%
2015		50	$23.98	to	$24.22	$1,196	1.63%	1.25	to	1.40%	0.67%	to	0.79%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2019		354	$14.14	to	$14.23	$5,010	2.59%	1.25%	to	1.40%	24.14%	to	24.28%
2018		403	$11.39	to	$11.45	$4,589	2.34%	1.25%	to	1.40%	-7.92%	to	-7.74%
2017		498	$12.37	to	$12.41	$6,156	2.09%	1.25%	to	1.40%	11.84%	to	12.00%
2016		563	$11.05	to	$11.08	$6,228	1.60%	1.25%	to	1.40%	13.92%	to	14.23%
2015	8/14/2015	656		$9.70		$6,359	(a)	1.25%	to	1.40%		(a)	
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2019		18	$30.52	to	$31.03	$539	2.11%	1.25%	to	1.40%	23.86%	to	24.07%
2018		20	$24.64	to	$25.01	$492	2.08%	1.25%	to	1.40%	-8.20%	to	-8.02%
2017		21	$26.83	to	$27.19	$567	1.83%	1.25%	to	1.40%	11.65%	to	11.76%
2016		23	$24.04	to	$24.33	$549	1.34%	1.25%	to	1.40%	13.66%	to	13.90%
2015		26	$21.15	to	$21.36	$556	1.53%	1.25%	to	1.40%	-5.11%	to	-4.98%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2019	12/13/2019	15	$10.22			$148	(e)	1.25%	to	1.40%	(e)		
2018		(e)	(e)			(e)	(e)	(e)			(e)		
2017		(e)	(e)			(e)	(e)	(e)			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
Voya Russell™ Small Cap Index Portfolio - Class I													
2019	12/13/2019	21	$10.33			$214	(e)	1.25%	to	1.40%	(e)		
2018		(e)	(e)			(e)	(e)	(e)			(e)		
2017		(e)	(e)			(e)	(e)	(e)			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
Voya Small Company Portfolio - Class I													
2019		1,765	$20.22	to	$66.09	$37,361	0.43%	0.90%	to	1.40%	24.44%	to	25.05%
2018		1,905	$16.17	to	$53.02	$32,389	0.56%	0.90%	to	1.40%	-17.03%	to	-16.56%
2017		2,081	$19.38	to	$63.80	$42,492	0.34%	0.90%	to	1.40%	9.74%	to	10.30%
2016		2,315	$17.57	to	$58.06	$42,968	0.43%	0.90%	to	1.40%	22.75%	to	23.38%
2015		2,537	$14.24	to	$47.23	$38,135	0.51%	0.90%	to	1.40%	-2.17%	to	-1.73%
Voya MidCap Opportunities Portfolio - Class I													
2019		470	$19.00	to	$40.44	$10,108	0.28%	0.90%	to	1.40%	27.52%	to	28.14%
2018		506	$14.90	to	$31.58	$8,533	—	0.90%	to	1.40%	-8.76%	to	-8.27%
2017		530	$16.33	to	$34.48	$9,747	0.13%	0.90%	to	1.40%	23.34%	to	23.98%
2016		503	$13.24	to	$27.84	$7,550	—	0.90%	to	1.40%	5.75%	to	6.28%
2015		539	$12.52	to	$26.22	$7,611	—	0.90%	to	1.40%	-0.87%	to	-0.36%
Voya MidCap Opportunities Portfolio - Class S													
2019		4	$20.61			$76	0.12%	1.40%			27.22%		
2018		5	$16.20	to	$16.39	$75	—	1.25%	to	1.40%	-8.99%		
2017		4	$17.80			$65	—	1.40%			23.01%		
2016		10	$14.47	to	$14.59	$141	—	1.25%	to	1.40%	5.54%	to	5.65%
2015		5	$13.71	to	$13.81	$73	—	1.25%	to	1.40%	-1.15%	to	-1.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2019		—		$19.66		$1	—		0.90%			24.59%	
2018		—		$15.78		$1	—		0.90%			-16.64%	
2017		—		$18.93		$1	0.12%		0.90%			17.65%	
2016		—		$16.09		$3	—		0.90%			12.44%	
2015		—		$14.31		$3	—		0.90%			-1.85%	
Voya SmallCap Opportunities Portfolio - Class S													
2019		5		$19.22		$93	—		1.40%			23.60%	
2018		6	$15.55	to	$15.73	$100	—	1.25%	to	1.40%		-17.24%	
2017		4		$18.79		$71	—		1.40%			16.78%	
2016		6	$16.09	to	$16.23	$98	—	1.25%	to	1.40%	11.50%	to	11.70%
2015		5	$14.43	to	$14.53	$76	—	1.25%	to	1.40%	-2.50%	to	-2.35%
Wanger Select													
2019		—		$20.96		$2	0.07%		0.90%			28.12%	
2018		—		$16.36		$1	0.19%		0.90%			-13.16%	
2017		—		$18.84		$2	0.18%		0.90%			25.52%	
2016		—		$15.01		$1	0.17%		0.90%			12.35%	
2015		—		$13.36		$1	—		0.90%			-0.67%	

(a) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 19, 2020

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2019 and 2018
(In millions, except share and per share data)

	As of December 31,	
	2019	**2018**
		(As Adjusted)
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $23,107 as of 2019 and $22,860 as of 2018)	$ 25,153	$ 22,981
Fixed maturities, at fair value using the fair value option	1,479	1,171
Equity securities, at fair value (cost of $73 as of 2019 and $45 as of 2018)	80	57
Short-term investments	—	50
Mortgage loans on real estate, net of valuation allowance of $0 as of 2019 and $1 as of 2018	4,664	4,918
Policy loans	205	210
Limited partnerships/corporations	738	583
Derivatives	224	128
Securities pledged (amortized cost of $749 as of 2019 and $867 as of 2018)	828	882
Other investments	43	40
Total investments	33,414	31,020
Cash and cash equivalents	512	371
Short-term investments under securities loan agreements, including collateral delivered	917	793
Accrued investment income	293	301
Premiums receivable and reinsurance recoverable	1,304	1,409
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	608	1,104
Short-term loan to affiliate	69	—
Current income tax recoverable	9	32
Due from affiliates	67	54
Property and equipment	60	62
Other assets	255	331
Assets held in separate accounts	78,713	67,323
Total assets	$ 116,221	$ 102,800

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2019 and 2018
(In millions, except share and per share data)

	As of December 31,	
	2019	**2018**
		(As Adjusted)
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 31,142	$ 30,695
Payable for securities purchased	5	49
Payables under securities loan agreements, including collateral held	865	827
Due to affiliates	95	81
Derivatives	285	99
Deferred income taxes	304	5
Other liabilities	369	286
Liabilities related to separate accounts	78,713	67,323
Total liabilities	111,778	99,365
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2019 and 2018; $50 par value per share)	3	3
Additional paid-in capital	2,873	2,816
Accumulated other comprehensive income (loss)	1,292	108
Retained earnings (deficit)	275	508
Total shareholder's equity	4,443	3,435
Total liabilities and shareholder's equity	$ 116,221	$ 102,800

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

		Year Ended December 31,				
		2019		**2018**		**2017**
				(As Adjusted)		**(As Adjusted)**
Revenues:						
Net investment income	$	1,689	$	1,623	$	1,520
Fee income		877		875		857
Premiums		31		41		48
Broker-dealer commission revenue		2		69		170
Net realized capital gains (losses):						
Total other-than-temporary impairments		(41)		(18)		(19)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		2		2		(7)
Net other-than-temporary impairments recognized in earnings		(43)		(20)		(12)
Other net realized capital gains (losses)		(101)		(222)		(188)
Total net realized capital gains (losses)		(144)		(242)		(200)
Other revenue		14		19		3
Total revenues		2,469		2,385		2,398
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,013		828		958
Operating expenses		1,056		894		1,022
Broker-dealer commission expense		2		69		170
Net amortization of Deferred policy acquisition costs and Value of business acquired		65		86		233
Interest expense		1		2		1
Total benefits and expenses		2,137		1,879		2,384
Income (loss) before income taxes		332		506		14
Income tax expense (benefit)		32		61		(101)
Net income (loss)	$	300	$	445	$	115

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

		Year Ended December 31,			
		2019	2018 (As Adjusted)		2017 (As Adjusted)
Net income (loss)	$	300	$	445	$ 115
Other comprehensive income (loss), before tax:					
Unrealized gains/losses on securities		1,323		(897)	387
Other-than-temporary impairments		1		8	(4)
Pension and other postretirement benefits liability		(1)		(1)	(2)
Other comprehensive income (loss), before tax		1,323		(890)	381
Income tax expense (benefit) related to items of other comprehensive income (loss)		276		(192)	122
Other comprehensive income (loss), after tax		1,047		(698)	259
Comprehensive income (loss)	$	1,347	$	(253)	$ 374

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2017 (As Adjusted)	$ 3	$ 3,015	$ 559	$ (14)	$ 3,563
Comprehensive income (loss):					
Net income (loss)	—	—	—	115	115
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					374
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Contribution of capital	—	12	—	—	12
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017 (As Adjusted)	3	2,763	818	101	3,685
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2014-09	—	—	—	76	76
Adjustment for adoption of ASU 2016-01	—	—	(12)	12	—
Balance at January 1, 2018 (As Adjusted)	3	2,763	806	189	3,761
Comprehensive income (loss):					
Net income (loss)	—	—	—	445	445
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(253)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Contribution of capital	—	55	—	—	55
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018 (As Adjusted)	3	2,816	108	508	3,435
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2018-02	—	—	137	(137)	—
Comprehensive income (loss):					
Net income (loss)	—	—	—	300	300
Other comprehensive income (loss), after tax	—	—	1,047	—	1,047
Total comprehensive income (loss)					1,347
Dividends paid and distributions of capital	—	—	—	(396)	(396)
Contribution of capital	—	57	—	—	57
Employee related benefits	—	—	—	—	—
Effect of transaction for entities under common control	—	—	—	—	—
Balance as of December 31, 2019	$ 3	$ 2,873	$ 1,292	$ 275	$ 4,443

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Year Ended December 31,		
	2019	**2018**	**2017**
		(As Adjusted)	**(As Adjusted)**
Cash Flows from Operating Activities:			
Net income (loss)	$ 300	$ 445	$ 115
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(49)	(64)	(80)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	65	87	234
Net accretion/amortization of discount/premium	5	(3)	12
Future policy benefits, claims reserves and interest credited	568	547	534
Deferred income tax (benefit) expense	23	58	(95)
Net realized capital losses	144	242	200
Depreciation and amortization	21	14	17
(Gains) losses on limited partnerships/corporations	(35)	—	—
Change in:			
Accrued investment income	9	3	(3)
Premiums receivable and reinsurance recoverable	105	87	138
Other receivables and asset accruals	55	(8)	19
Due to/from affiliates	2	24	(113)
Other payables and accruals	158	(176)	10
Other, net	(8)	(33)	(24)
Net cash provided by operating activities	1,363	1,223	964

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Year Ended December 31,		
	2019	**2018**	**2017**
		(As Adjusted)	**(As Adjusted)**
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,956	3,983	4,462
Equity securities, available-for-sale	3	3	25
Mortgage loans on real estate	803	598	494
Limited partnerships/corporations	70	99	81
Acquisition of:			
Fixed maturities	(4,582)	(5,475)	(4,247)
Equity securities, available-for-sale	(12)	(3)	(2)
Mortgage loans on real estate	(555)	(606)	(1,149)
Limited partnerships/corporations	(190)	(254)	(120)
Derivatives, net	23	23	203
Policy loans, net	5	4	5
Short-term investments, net	50	(26)	8
Short-term loan to affiliate, net	(69)	80	(80)
Collateral received (delivered), net	(86)	(46)	(189)
Other, net	(3)	(45)	(6)
Net cash used in investing activities	(587)	(1,665)	(515)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 3,395	$ 3,744	$ 2,380
Maturities and withdrawals from investment contracts	(3,686)	(3,108)	(2,794)
Settlements on deposit contracts	(5)	(20)	(64)
Short-term loans from affiliates, net	—	(68)	26
Dividends paid and return of capital distribution	(396)	(126)	(265)
Capital contribution from parent	57	55	12
Net cash (used in) provided by financing activities	(635)	477	(705)
Net increase (decrease) in cash and cash equivalents	141	35	(256)
Cash and cash equivalents, beginning of period	371	336	592
Cash and cash equivalents, end of period	$ 512	$ 371	$ 336
Supplemental cash flow information:			
Income taxes paid (received), net	$ (13)	$ 60	$ (43)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

Effective December 31, 2019, VRIAC's sole shareholder, Voya Holdings, Inc., transferred ownership of Voya Institutional Plan Services, LLC ("VIPS") and Voya Retirement Advisors, LLC ("VRA") to VRIAC for no cash consideration. VIPS and VRA provide retirement recordkeeping and investment advisory services, respectively, and the transfer was made to more closely align recordkeeping and related activities of VRIAC's retirement business. It also had the effect of reducing VRIAC's tax liability. This transaction was accounted for under the accounting guidance for transactions under common control which requires that financial statements reflect the transferred business for all prior periods as if the transfer occurred as of the beginning of the first period presented. As such, the Consolidated Financial Statements for the prior periods presented have been restated to reflect the transfer of VIPS and VRA to VRIAC as of January 1, 2017. The related impact to the previously reported Net income (loss) for the years ended December 31, 2018 and 2017 was a decrease in net income of $50 and $95, respectively. In addition to these non-insurance subsidiaries, VRIAC also has the wholly-owned owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On December 18, 2019, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement (the "Resolution MTA") with Resolution Life U.S. Holdings Inc. ("Resolution Life US"), pursuant to which Resolution Life US will acquire Security Life of Denver Insurance Company ("SLD"), Security Life of Denver International Limited ("SLDI") and Roaring River II, Inc. ("RRII") including several subsidiaries of SLD. The transaction is expected to close by September 30, 2020 and is subject to conditions specified in the Resolution MTA, including the receipt of required regulatory approvals.

Concurrently with the sale, SLD will enter into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC will reinsure to SLD a 100% quota share, and RLNY will reinsure to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC will remain subsidiaries of Voya Financial. We currently expect that these reinsurance transactions will be carried out on a coinsurance basis, with SLD's reinsurance obligations collateralized by assets in trust. The reinsurance agreements along with the sale of the legal entities noted above (referred to as the "Individual Life Transaction") will result in the disposition of substantially all of Voya Financial's life insurance and legacy non-retirement annuity businesses and related assets. Pursuant to the Individual Life Transaction, VRIAC's reserves related to legacy non-retirement annuity business as well as pension risk transfer products will be ceded to SLD and related assets will be transferred.

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "2018 Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "2018 MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the 2018 Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

interests of DSL, the Company's former broker-dealer subsidiary. Following the closing of the 2018 Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations, state and local governments, small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. This business will be transferred as part of the Individual Life Transaction described above. The Company's products are generally distributed through independent brokers and advisors, third-party administrators, consultants, and representatives associated with Voya Financial's broker-dealer and investment advisor, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP, VIPS, VRA and DSL (prior to June 1, 2018). Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2019 and 2018, contract cost assets were $109 and $105, respectively. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. For the years ended December 31, 2019 and 2018, amortization expenses of $23 and $22, respectively, were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.7% for the year 2019, and 5.3% for the years 2018 and 2017. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issued FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Revenue

Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue

Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, recordkeeping and administration services of $405 and $422 for the years ended December 31, 2019 and 2018, respectively, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing revenue of $82 and $123 for the years ended December 31, 2019 and 2018, respectively, the Company provides distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

For the years ended December 31, 2019 and 2018, such revenue represents approximately 19.7% and 22.9% respectively, of total revenue. For the years ended December 31, 2019 and 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations. Receivables of $97 and $95 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income ("AOCI") to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019, with the change reported in the period of adoption.	The impact to the January 1, 2019 Consolidated Balance Sheet was an increase to AOCI of $137, with a corresponding decrease to Retained earnings. The ASU did not have a material impact on the Company's results of operations, cash flows, or disclosures.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, using the modified retrospective method, with the exception of the presentation and disclosure requirements which were adopted prospectively.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows. The adoption resulted in a change to the Company's significant accounting policy described above. Other required disclosure changes have been included in Note 3, *Derivative Financial Instruments.*

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019 using the modified retrospective method.	The adoption did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $95 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $19 increase in deferred tax liabilities, resulting in a net $76 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $105 increase in Other assets, reduced by a related $22 decrease in Deferred income taxes, resulting in a net $83 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. In November 2019, the FASB issued ASU 2019-09 to amend the effective date of ASU 2018-12 for public business entities that are required to file with the SEC to fiscal years beginning after December 15, 2021, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ASU 2018-12 Subject Area	Description of Requirements	Transition Provisions	Effect on the financial statements or other significant matters
Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts	Requires insurers to review and, if necessary, update cash flow assumptions at least annually. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made. The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.
Measurement of market risk benefits	Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income.	Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI.	Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives. The implications of these requirements and related potential financial statement impacts are currently being evaluated.
Amortization of DAC and other balances	Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis over the expected life of the contract.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above.	This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption. ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis.	The Company intends to adopt ASU 2018-15 as of January 1, 2020 on a prospective basis. The Company does not expect ASU 2018-15 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans	This standard, issued in August 2018, eliminates certain disclosure requirements that are no longer considered cost beneficial and requires new disclosures that are considered relevant.	January 1, 2021 with early adoption permitted. Initial adoption of ASU 2018-14 is required to be reported on a retrospective basis for all periods presented.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-14.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 with early adoption permitted. The transition method varies by provision.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In addition, the FASB issued various amendments during 2018 and 2019 to clarify the provisions of ASU 2016-13.	January 1, 2020, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively.	The Company believes the adoption of this guidance will not have a material impact on the Company's financial condition, results of operations or cash flows. The CECL requirements apply to financial assets held at amortized cost, the most significant of which, for the Company, are mortgage loans and reinsurance recoverable balances. Implementation efforts currently in progress include the finalization of CECL models and continuing analysis of model output, as well as development of related processes, controls, and disclosures.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   **Investments**

Fixed Maturities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2019:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Embedded Derivatives[2]		Fair Value		OTTI[3][4]	
Fixed maturities:												
U.S. Treasuries	$	565	$	129	$	3	$	—	$	691	$	—
U.S. Government agencies and authorities		19		—		—		—		19		—
State, municipalities and political subdivisions		747		68		—		—		815		—
U.S. corporate public securities		7,103		941		13		—		8,031		—
U.S. corporate private securities		3,776		306		16		—		4,066		—
Foreign corporate public securities and foreign governments[1]		2,417		265		3		—		2,679		—
Foreign corporate private securities[1]		3,171		205		1		—		3,375		—
Residential mortgage-backed securities		3,685		125		11		11		3,810		2
Commercial mortgage-backed securities		2,381		122		3		—		2,500		—
Other asset-backed securities		1,472		15		13		—		1,474		1
Total fixed maturities, including securities pledged		25,336		2,176		63		11		27,460		3
Less: Securities pledged		749		85		6		—		828		—
Total fixed maturities	$	24,587	$	2,091	$	57	$	11	$	26,632	$	3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $194 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 651	$ 87	$ —	$ —	$ 738	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	754	18	8	—	764	—
U.S. corporate public securities	7,908	288	181	—	8,015	—
U.S. corporate private securities	3,686	73	106	—	3,653	—
Foreign corporate public securities and foreign governments[1]	2,551	69	80	—	2,540	—
Foreign corporate private securities[1]	3,235	37	97	—	3,175	—
Residential mortgage-backed securities	2,966	93	32	9	3,036	3
Commercial mortgage-backed securities	1,917	16	28	—	1,905	—
Other asset-backed securities	1,230	6	28	—	1,208	2
Total fixed maturities, including securities pledged	24,898	687	560	9	25,034	5
Less: Securities pledged	867	45	30	—	882	—
Total fixed maturities	$ 24,031	$ 642	$ 530	$ 9	$ 24,152	$ 5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2019, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 607	$ 615
After one year through five years	3,564	3,728
After five years through ten years	5,672	6,108
After ten years	7,955	9,225
Mortgage-backed securities	6,066	6,310
Other asset-backed securities	1,472	1,474
Fixed maturities, including securities pledged	$ 25,336	$ 27,460

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2019 and 2018, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

		Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
December 31, 2019								
Communications	$	1,002	$	156	$	—	$	1,158
Financial		2,650		302		—		2,952
Industrial and other companies		7,053		667		11		7,709
Energy		1,675		185		18		1,842
Utilities		2,913		294		1		3,206
Transportation		856		78		2		932
Total	$	16,149	$	1,682	$	32	$	17,799
December 31, 2018								
Communications	$	1,139	$	55	$	21	$	1,173
Financial		2,707		101		47		2,761
Industrial and other companies		7,604		152		214		7,542
Energy		1,884		55		81		1,858
Utilities		2,974		80		74		2,980
Transportation		729		14		17		726
Total	$	17,037	$	457	$	454	$	17,040

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2019 and 2018, approximately 48.4% and 52.5%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2019 and 2018, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Lending

As of December 31, 2019 and 2018, the fair value of loaned securities was $715 and $759, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2019 and 2018, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $650 and $719, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2019 and 2018, liabilities to return collateral of $650 and $719, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2019 and 2018, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $91 and $67, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2019[1][2]	December 31, 2018[1][2]
U.S. Treasuries	$ 109	$ 92
U.S. corporate public securities	447	523
Foreign corporate public securities and foreign governments	185	170
Equity Securities	—	1
Payables under securities loan agreements	$ 741	$ 786

[1] As of December 31, 2019 and December 31, 2018, borrowings under securities lending transactions include cash collateral of $650 and $719, respectively.
[2] As of December 31, 2019 and December 31, 2018, borrowings under securities lending transactions include non-cash collateral of $91 and $67, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $738 and $583 as of December 31, 2019 and 2018, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2019:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 68	$ 3	$ 12	$ — *	$ 80	$ 3
U.S. Government, agencies and authorities	18	— *	—	—	18	— *
State, municipalities and political subdivisions	21	— *	—	—	21	— *
U.S. corporate public securities	97	3	131	10	228	13
U.S. corporate private securities	75	— *	134	16	209	16
Foreign corporate public securities and foreign governments	6	— *	53	3	59	3
Foreign corporate private securities	21	— *	56	1	77	1
Residential mortgage-backed	535	6	139	5	674	11
Commercial mortgage-backed	331	3	18	— *	349	3
Other asset-backed	217	2	500	11	717	13
Total	$ 1,389	$ 17	$ 1,043	$ 46	$ 2,432	$ 63
Total number of securities in an unrealized loss position		289		278		567

*Less than $1.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ 15	$ —	$ 15	$ — *
State, municipalities and political subdivisions	191	3	88	5	279	8
U.S. corporate public securities	3,060	131	535	50	3,595	181
U.S. corporate private securities	1,502	40	579	66	2,081	106
Foreign corporate public securities and foreign governments	1,159	54	169	26	1,328	80
Foreign corporate private securities	1,504	77	221	20	1,725	97
Residential mortgage-backed	560	11	412	21	972	32
Commercial mortgage-backed	865	16	312	12	1,177	28
Other asset-backed	892	27	61	1	953	28
Total	$ 9,733	$ 359	$ 2,392	$ 201	$ 12,125	$ 560
Total number of securities in an unrealized loss position		1,894		550		2,444

*Less than $1.

Based on the Company's quarterly evaluation of its securities in a unrealized loss position, described below, the Company concluded that these securities were not other-than-temporarily impaired as of December 31, 2019. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

On a quarterly basis, the Company evaluates its available-for-sale investment portfolio to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. All available-for-sale securities with fair values less than amortized cost are included in the Company's evaluation. Generally, for non-structured securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same consideration utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario based outcomes regarding the specific security and issuer. The Company also considers quality and amount of any credit enhancement; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions. For structured securities, such as non-agency RMBS, CMBS, and ABS, the Company evaluates other-than-temporary impairments based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios, reflecting current home prices of the underlying collateral, forecasted loss severity, the payment priority in the tranche and any credit enhancement within the structure. In assessing credit impairment, the Company performs discounted cash flow analysis comparing the current amortized cost of a security to the present value of the expected future cash flows, including estimated defaults, and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to the impairment.

See the *Business, Basis of Presentation and Significant Accounting Policies* Note for the policy used to evaluate whether the investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Gross unrealized capital losses on fixed maturities, including securities pledged, decreased $497 from $560 to $63 for the year ended December 31, 2019. The decrease in gross unrealized capital losses was primarily due to declining interest rates and tightening credit spreads.

At December 31, 2019, $7 of the total $63 of gross unrealized losses were from 5 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2019 | | 2018 | | 2017 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
State municipalities, and political subdivisions	$ — *	6	$ —	—	$ —	—
U.S. corporate public securities	11	25	6	2	— *	3
U.S. corporate private securities	1	16	—	—	—	—
Foreign corporate public securities and foreign governments[1]	3	15	2	3	2	3
Foreign corporate private securities[1]	18	11	9	1	9	2
Residential mortgage-backed	4	71	3	58	1	17
Commercial mortgage-backed	— *	18	— *	1	— *	1
Other asset-backed	3	73	— *	1	—	—
Total	$ 40	235	$ 20	66	$ 12	26
Credit Impairments	$ 20		$ 14		$ 12	
Intent Impairments	$ 20		$ 6		$ —	

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2019	**2018**	**2017**
Balance at January 1	$ 5	$ 16	$ 9
Additional credit impairments:			
On securities not previously impaired	—	—	9
On securities previously impaired	—	1	—
Reductions:			
Securities intent impaired	—	12	—
Increase in cash flows	—	—	—
Securities sold, matured, prepaid or paid down	1	—	2
Balance at December 31	$ 4	$ 5	$ 16

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2019, the Company had one new commercial mortgage loan troubled debt restructuring with a pre-modification carrying value of $2 and post-modification carrying value of $1. For year ended December 31, 2019, the Company had one new private placement troubled debt restructuring with a pre-modification cost basis of $74 and post-modification carrying value of $38. As of December 31, 2018, the Company did not have any new commercial mortgage loan troubled debt restructuring and had no private placement troubled debt restructuring.

As of December 31, 2019 and 2018, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2019, the company had one commercial mortgage loan modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2018, the Company did not have any commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2019			December 31, 2018		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,660	$ 4,664	$ 4	$ 4,915	$ 4,919
Collective valuation allowance for losses	—	—	—	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,660	$ 4,664	$ 4	$ 4,914	$ 4,918

N/A - Not Applicable

There were two impairments taken of $3 on the mortgage loan portfolio for the year ended December 31, 2019. There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2018.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2019	December 31, 2018
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	(1)	—
Collective valuation allowance for losses, end of period	$ —	$ 1

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2019	December 31, 2018
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 5	$ 5

As of December 31, 2019 and 2018, the Company did not have any impaired loans with allowances for losses.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended.

As of December 31, 2019 and 2018, the Company had no loan greater than 60 days in arrears and there were no mortgage loans in the Company's portfolio in process of foreclosure. The Company foreclosed on two loans during the year ended December 31, 2019 with a carrying value of $6.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2019	2018	2017
Impaired loans, average investment during the period (amortized cost)[1]	$ 9	$ 4	$ 4
Interest income recognized on impaired loans, on an accrual basis[1]	1	—	—
Interest income recognized on impaired loans, on a cash basis[1]	1	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	—

[1] Includes amounts for Troubled debt restructured loans.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

| | | | Recorded Investment | | | | |
| | | | Debt Service Coverage Ratios | | | | |
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2019 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 359	$ 12	$ 9	$ —	$ —	$ 380	8.1%
>50% - 60%	1,090	45	10	28	—	1,173	25.2%
>60% - 70%	1,774	432	253	93	—	2,552	54.7%
>70% - 80%	282	84	74	69	—	509	10.9%
>80% and above	30	14	—	6	—	50	1.1%
Total	$ 3,535	$ 587	$ 346	$ 196	$ —	$ 4,664	100.0%

[1] Balances do not include collective valuation allowance for losses.

| | | | Recorded Investment | | | | |
| | | | Debt Service Coverage Ratios | | | | |
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2018 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 284	$ 24	$ 23	$ —	$ —	$ 331	6.7%
>50% - 60%	1,133	40	11	—	—	1,184	24.1%
>60% - 70%	2,070	328	503	34	26	2,961	60.2%
>70% - 80%	213	87	66	19	4	389	7.9%
>80% and above	18	5	10	—	21	54	1.1%
Total	$ 3,718	$ 484	$ 613	$ 53	$ 51	$ 4,919	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2019		December 31, 2018	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 944	20.2%	$ 994	20.2%
South Atlantic	966	20.7%	1,011	20.5%
Middle Atlantic	1,019	21.9%	1,039	21.2%
West South Central	537	11.5%	566	11.5%
Mountain	442	9.5%	458	9.3%
East North Central	383	8.2%	465	9.5%
New England	84	1.8%	75	1.5%
West North Central	212	4.5%	258	5.2%
East South Central	77	1.7%	53	1.1%
Total Commercial mortgage loans	$ 4,664	100.0%	$ 4,919	100.0%

	December 31, 2019		December 31, 2018	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,198	25.7%	$ 1,335	27.2%
Industrial	1,216	26.2%	1,323	26.9%
Apartments	1,185	25.4%	1,104	22.4%
Office	697	14.9%	791	16.1%
Hotel/Motel	127	2.7%	111	2.3%
Mixed Use	44	0.9%	46	0.9%
Other	197	4.2%	209	4.2%
Total Commercial mortgage loans	$ 4,664	100.0%	$ 4,919	100.0%

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

		Year Ended December 31,				
		2019		**2018**		**2017**
Fixed maturities	$	1,432	$	1,363	$	1,302
Equity securities		6		5		4
Mortgage loans on real estate		224		220		211
Policy loans		7		9		10
Short-term investments and cash equivalents		3		3		1
Other		91		95		60
Gross investment income		1,763		1,695		1,588
Less: investment expenses		74		72		68
Net investment income	$	1,689	$	1,623	$	1,520

As of December 31, 2019 and 2018, the Company had $0 and $1, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net realized capital gains (losses) also include changes in fair value of equity securities.The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2019		**2018**		**2017**
Fixed maturities, available-for-sale, including securities pledged	$	11	$	(69)	$	(29)
Fixed maturities, at fair value option		(47)		(227)		(226)
Equity securities		(16)		(4)		—
Derivatives		(82)		(36)		9
Embedded derivatives - fixed maturities		2		(4)		(5)
Guaranteed benefit derivatives		(11)		94		55
Other investments		(1)		4		(4)
Net realized capital gains (losses)	$	(144)	$	(242)	$	(200)

For the years ended December 31, 2019 and 2018, the change in fair value of equity securities still held as of December 31, 2019 and 2018 was $(16) and $(4), respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,					
	2019		**2018**		**2017**	
Proceeds on sales	$	2,418	$	2,498	$	2,916
Gross gains		30		14		30
Gross losses		25		50		39

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2019			December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 23	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	652	10	18	620	10	20
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,640	210	261	19,280	117	76
Foreign exchange contracts	54	—	1	12	—	—
Equity contracts	63	4	3	98	1	1
Credit contracts	182	—	2	201	—	2
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	11	—	N/A	9	—
Within products	N/A	—	33	N/A	—	15
Within reinsurance agreements	N/A	—	23	N/A	—	(80)
Total		$ 235	$ 341		$ 137	$ 34

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2019 and 2018. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

	December 31, 2019		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 182	$ —	$ 2
Equity contracts	63	4	3
Foreign exchange contracts	706	10	19
Interest rate contracts	17,621	210	261
		224	285
Counterparty netting[1]		(217)	(217)
Cash collateral netting[1]		(6)	(58)
Securities collateral netting[1]		—	(5)
Net receivables/payables		$ 1	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 201	$ —	$ 2
Equity contracts	98	1	1
Foreign exchange contracts	632	10	20
Interest rate contracts	17,478	117	76
		128	99
Counterparty netting[1]		(88)	(88)
Cash collateral netting[1]		(37)	(2)
Securities collateral netting[1]		—	(9)
Net receivables/payables		$ 3	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2019, the Company held $7 and delivered $55 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2019, the Company delivered $113 of securities and held no securities as collateral. As of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the period indicated:

	Interest Rate Contracts		Foreign Exchange Contracts	
Derivatives: Qualifying for hedge accounting				
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Net Investment Income		Net Investment Income	
Year Ended December 31, 2019				
Amount of Gain or (Loss) Recognized in Other Comprehensive Income	$	2	$	—
Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income		—		10

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the period indicated:

	Year Ended December 31,			
	2019			
	Net Investment Income		Other net realized capital gains/ (losses)	
Total amounts of line items presented in the statement of operations in which the effects of cash flow hedges are recorded	$	1,689	$	(101)
Derivatives: Qualifying for hedge accounting				
Cash flow hedges:				
Foreign exchange contracts:				
Gain (loss) reclassified from accumulated other comprehensive income into income		10		—

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31,		
		2019	2018	2017
Derivatives: Non-qualifying for hedge accounting				
Interest rate contracts	Other net realized capital gains (losses)	$ (85)	$ (44)	$ (7)
Foreign exchange contracts	Other net realized capital gains (losses)	1	1	(3)
Equity contracts	Other net realized capital gains (losses)	1	—	1
Credit contracts	Other net realized capital gains (losses)	1	(1)	5
Embedded derivatives and Managed custody guarantees:				
Within fixed maturity investments	Other net realized capital gains (losses)	2	(4)	(5)
Within products	Other net realized capital gains (losses)	(11)	94	55
Within reinsurance agreements	Policyholder benefits	(102)	58	(22)
Total		$ (193)	$ 104	$ 24

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4.   Fair Value Measurements

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 536	$ 155	$ —	$ 691
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	815	—	815
U.S. corporate public securities	—	7,984	47	8,031
U.S. corporate private securities	—	3,064	1,002	4,066
Foreign corporate public securities and foreign governments[1]	—	2,679	—	2,679
Foreign corporate private securities [1]	—	3,185	190	3,375
Residential mortgage-backed securities	—	3,794	16	3,810
Commercial mortgage-backed securities	—	2,500	—	2,500
Other asset-backed securities	—	1,426	48	1,474
Total fixed maturities, including securities pledged	536	25,621	1,303	27,460
Equity securities	17	—	63	80
Derivatives:				
Interest rate contracts	1	209	—	210
Foreign exchange contracts	—	10	—	10
Equity contracts	—	4	—	4
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	—	—	1,429
Assets held in separate accounts	72,448	6,150	115	78,713
Total assets	$ 74,431	$ 31,994	$ 1,481	$ 107,906
Percentage of Level to total	69%	30%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	22	22
Other derivatives:				
Interest rate contracts	—	261	—	261
Foreign exchange contracts	—	19	—	19
Equity contracts	—	3	—	3
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	23	—	23
Total liabilities	$ —	$ 308	$ 33	$ 341

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 679	$ 59	$ —	$ 738
U.S. Government agencies and authorities	—	—	—	—
State, municipalities and political subdivisions	—	764	—	764
U.S. corporate public securities	—	7,987	28	8,015
U.S. corporate private securities	—	2,882	771	3,653
Foreign corporate public securities and foreign governments[1]	—	2,540	—	2,540
Foreign corporate private securities [1]	—	3,051	124	3,175
Residential mortgage-backed securities	—	3,026	10	3,036
Commercial mortgage-backed securities	—	1,893	12	1,905
Other asset-backed securities	—	1,114	94	1,208
Total fixed maturities, including securities pledged	679	23,316	1,039	25,034
Equity securities, available-for-sale	7	—	50	57
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	—	—	1,207
Assets held in separate accounts	61,457	5,805	61	67,323
Total assets	$ 63,350	$ 29,249	$ 1,150	$ 93,749
Percentage of Level to total	68%	31%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	4	4
Other derivatives:				
Interest rate contracts	—	76	—	76
Foreign exchange contracts	—	20	—	20
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(80)	—	(80)
Total liabilities	$ —	$ 19	$ 15	$ 34

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2019 and 2018. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2019										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 28	$ —	$ 3	$ —	$ —	$ —	$ (7)	$ 23	$ —	$ 47	$ —
U.S. Corporate private securities	771	(1)	62	246	—	(14)	(61)	8	(9)	1,002	(1)
Foreign corporate private securities[1]	124	(17)	31	108	—	(56)	—	—	—	190	1
Residential mortgage-backed securities	10	(3)	—	9	—	—	—	—	—	16	(4)
Commercial mortgage-backed securities	12	—	—	—	—	—	—	—	(12)	—	—
Other asset-backed securities	94	—	—	—	—	—	(2)	—	(44)	48	—
Total fixed maturities, including securities pledged	1,039	(21)	96	363	—	(70)	(70)	31	(65)	1,303	(4)
Equity securities	50	(16)	—	29	—	—	—	—	—	63	(16)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(4)	(16)	—	—	(2)	—	—	—	—	(22)	—
FIA[2]	(11)	5	—	—	(5)	—	—	—	—	(11)	—
Assets held in separate accounts[5]	61	4	—	79	—	(2)	—	3	(30)	115	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2018										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 26	$ —	$ —	$ 22	$ —	$ (5)	$ —	$ —	$ (15)	$ 28	$ —
U.S. Corporate private securities	642	—	(31)	184	—	(4)	(32)	20	(8)	771	—
Foreign corporate private securities[1]	92	(9)	14	93	—	(56)	(10)	—	—	124	(9)
Residential mortgage-backed securities	21	(5)	—	41	—	(40)	—	—	(7)	10	(5)
Commercial mortgage-backed securities	7	—	—	13	—	—	(1)	—	(7)	12	—
Other asset-backed securities	43	—	(2)	56	—	—	(4)	22	(21)	94	—
Total fixed maturities, including securities pledged	831	(14)	(19)	409	—	(105)	(47)	42	(58)	1,039	(14)
Equity securities, available-for-sale	50	(4)	—	4	—	—	—	—	—	50	(4)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(97)	96	—	—	(3)	—	—	—	—	(4)	—
FIA[2]	(20)	(2)	—	—	2	—	9	—	—	(11)	—
Assets held in separate accounts[5]	11	—	—	67	—	(6)	—	—	(11)	61	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2019 and 2018, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2019		December 31, 2018	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 27,460	$ 27,460	$ 25,034	$ 25,034
Equity securities	80	80	57	57
Mortgage loans on real estate	4,664	4,912	4,918	4,983
Policy loans	205	205	210	210
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	1,429	1,207	1,207
Derivatives	224	224	128	128
Short-term loan to affiliate	69	69	—	—
Other investments	43	43	40	40
Assets held in separate accounts	78,713	78,713	67,323	67,323
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	26,337	32,697	26,068	29,108
Funding agreements with fixed maturities	877	876	658	652
Supplementary contracts, immediate annuities and other	312	384	333	354
Deposit liabilities	76	152	77	122
Derivatives:				
Guaranteed benefit derivatives:				
FIA	11	11	11	11
Stabilizer and MCGs	22	22	4	4
Other derivatives	285	285	99	99
Short-term debt[2]	1	1	1	1
Long-term debt[2]	4	4	4	4
Embedded derivatives on reinsurance	23	23	(80)	(80)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	**Classification**
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Short-term loan to affiliate	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2017	$ 477	$ 537	$ 1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	385	367	752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	536	551	1,087
Deferrals of commissions and expenses	43	6	49
Amortization:			
Amortization, excluding unlocking	(72)	(66)	(138)
Unlocking [1]	2	(2)	—
Interest accrued	35	38 [2]	73
Net amortization included in the Consolidated Statements of Operations	(35)	(30)	(65)
Change in unrealized capital gains/losses on available-for-sale securities	(256)	(222)	(478)
Balance as of December 31, 2019	$ 288	$ 305	$ 593

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26 respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2019, 2018 and 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year		Amount
2020	$	18
2021		16
2022		14
2023		14
2024		14

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2019 and 2018, the account value for the separate account contracts with guaranteed minimum benefits was $40.0 billion and $37.9 billion, respectively. The additional liability recognized related to minimum guarantees as of December 31, 2019 and 2018 was $26 and $11, respectively.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2019 and 2018 was $8.2 billion and $8.6 billion, respectively.

7.   Reinsurance

As of December 31, 2019, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2019, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2019 and 2018, the Company had $1.3 billion and $1.4 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,			
		2019		**2018**
Reserves ceded and claims recoverable	$	1,304	$	1,409
Premiums receivable, net		—		—
Total	$	1,304	$	1,409

For the years ended December 31, 2019, 2018 and 2017, premiums, net of reinsurance were $31, $41 and $48, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8. Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2019, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $396, of which $270 was paid on April 18, 2019 and $126 was paid on May 28, 2019. During the year ended December 31, 2018, VRIAC paid an ordinary dividend in the amount of $126 to its Parent.

On March 27, 2019, VFP paid a $20 dividend to VRIAC, its parent; on June 26, 2019, VFP paid a $20 dividend to VRIAC; on September 27, 2019, VFP paid a $20 dividend to VRIAC; and on December 18, 2019, VFP paid a $20 dividend to VRIAC. During the year ended December 31, 2018, VFP paid dividends of $90 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC.

During the years ended December 31, 2019 and 2018, the Company received capital contributions of $57 and $55 from its Parent, respectively.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income was $325, $377 and $195, for the years ended December 31, 2019, 2018 and 2017, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2019 and 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2019	2018	2017
Fixed maturities, net of OTTI	$ 2,113	$ 127	$ 1,451
Equity securities	—	—	15
Derivatives	117	140	124
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(551)	(73)	(433)
Premium deficiency reserve adjustment	(211)	(51)	(115)
Other	—	—	5
Unrealized capital gains (losses), before tax	1,468	143	1,047
Deferred income tax asset (liability)	(180)	(39)	(234)
Unrealized capital gains (losses), after tax	1,288	104	813
Pension and other postretirement benefits liability, net of tax	4	4	5
AOCI	$ 1,292	$ 108	$ 818

[1] Gains and losses reported in Accumulated Other Comprehensive Income (AOCI) from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2019, the portion of the AOCI that is expected to be reclassified into earnings within the next twelve months is $23.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2019					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	1,995	$	(419)	$	1,576
Other		—		—		—
OTTI		1		—		1
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		(11)		2		(9)
DAC/VOBA and Sales inducements		(479) [1]		100		(379)
Premium deficiency reserve adjustment		(160)		33		(127)
Change in unrealized gains/losses on available-for-sale securities		1,346		(284)		1,062
Derivatives:						
Derivatives		1 [2]		—		1
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(23)		5		(18)
Change in unrealized gains/losses on derivatives		(22)		5		(17)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		3		2
Change in pension and other postretirement benefits liability		(1)		3		2
Change in Other comprehensive income (loss)	$	1,323	$	(276)	$	1,047

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2018					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,401)	$	299 [4]	$	(1,102)
Other		(5)		1		(4)
OTTI		8		(2)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		69		(14)		55
DAC/VOBA and Sales inducements		360 [1]		(76)		284
Premium deficiency reserve adjustment		64		(13)		51
Change in unrealized gains/losses on available-for-sale securities		(905)		195		(710)
Derivatives:						
Derivatives		40 [2]		(8)		32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		5		(19)
Change in unrealized gains/losses on derivatives		16		(3)		13
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	(890)	$	192	$	(698)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2017		
	Before-Tax Amount	**Income Tax**	**After-Tax Amount**
Available-for-sale securities:			
Fixed maturities	$ 564	$ (190)	$ 374
Other	5	(2)	3
OTTI	(4)	1	(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	29	(10)	19
DAC/VOBA and Sales inducements	(109) [1]	42	(67)
Premium deficiency reserve adjustment	(25)	9	(16)
Change in unrealized gains/losses on available-for-sale securities	460	(150)	310
Derivatives:			
Derivatives	(53) [2]	19	(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	8	(16)
Change in unrealized gains/losses on derivatives	(77)	27	(50)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ 381	$ (122)	$ 259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | **Year Ended December 31,** | | | | | |
	2019		**2018**		**2017**	
Current tax expense (benefit):						
Federal	$	9	$	3	$	(6)
Total current tax expense (benefit)		9		3		(6)
Deferred tax expense (benefit):						
Federal		23		58		(95)
Total deferred tax expense (benefit)		23		58		(95)
Total income tax expense (benefit)	$	32	$	61	$	(101)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | **Year Ended December 31,** | | | | | |
	2019		**2018**		**2017**	
Income (loss) before income taxes	$	332	$	506	$	14
Tax rate		21.0%		21.0%		35.0 %
Income tax expense (benefit) at federal statutory rate		70		106		5
Tax effect of:						
Dividends received deduction		(35)		(49)		(36)
Valuation allowance		—		9		(5)
Tax Attribute		(4)		—		5
Effect of Tax Reform		—		—		(71)
Other		1		(5)		1
Income tax expense (benefit)	$	32	$	61	$	(101)
Effective tax rate		9.6%		12.1%		(721.4)%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,			
	2019		**2018**	
Deferred tax assets				
Insurance reserves	$	107	$	74
Investments		23		79
Compensation and benefits		57		58
Other assets		34		34
Total gross assets		221		245
Deferred tax liabilities				
Net unrealized investment (gains) losses		(424)		(45)
Deferred policy acquisition costs		(101)		(205)
Total gross liabilities		(525)		(250)
Net deferred income tax asset (liability)	$	(304)	$	(5)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2019 and 2018, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2019 and 2018 of $128 in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2019, the application of the intra-period tax allocation rules to capital deferred assets did not result in changes to the valuation allowance within continuing operations or Other comprehensive income. For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income.

For the year ended December 31, 2017, the decrease in the valuation allowance was $5, all of which was allocated to continuing operations.

Tax Sharing Agreement

As of December 31, 2019 and 2018, the Company had a receivable from Voya Financial of $9 and $32, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2019 and December 31, 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2019 and December 31, 2018.

Tax Regulatory Matters

For the tax years 2017 through 2020, Voya Financial, Inc. participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the periods ended December 31, 2017 and December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge (Bridge) phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $11, $11 and $12 for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $15, $15 and $16, for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2019 and 2018:

	Year Ended December 31,	
	2019	**2018**
Change in benefit obligation:		
Benefit obligation, January 1	$ 80	$ 88
Interest cost	3	3
Benefits paid	(5)	(7)
Actuarial (gains) losses on obligation	4	(4)
Benefit obligation, December 31	$ 82	$ 80

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2019 and 2018:

	December 31,	
	2019	**2018**
Accrued benefit cost	$ (82)	$ (80)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	—	—
Net amount recognized	$ (82)	$ (80)

Assumptions

The discount rate used in the measurement of the December 31, 2019 and 2018 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2019	**2018**
Discount rate	3.36%	4.46%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2019	2018	2017
Discount rate	4.46%	3.85%	4.55%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,		
	2019	2018	2017
Interest cost	$ 3	$ 3	$ 4
Amortization of prior service cost (credit)	—	(1)	(1)
Net (gain) loss recognition	4	(4)	1
Net periodic (benefit) cost	$ 7	$ (2)	$ 4

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2020	$ 6
2021	6
2022	6
2023	6
2024	5
2025-2029	25

In 2020, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013, 2014 and 2019 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $31, $29 and $30 for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company recognized tax benefits of $7, $6 and $11 for the years ended 2019, 2018 and 2017, respectively.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in net income.

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2019, 2018, and 2017.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of a corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2019 and 2018, the amount of the loan outstanding was $4, which is reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2019, 2018 and 2017, rent expense for leases was $5, $5 and $5, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2019 the Company had off-balance sheet commitments to acquire mortgage loans of $94 and purchase limited partnerships and private placement investments of $502.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2019	**2018**
Fixed maturity collateral pledged to FHLB[1]	$ 1,087	$ 771
FHLB restricted stock[2]	44	40
Other fixed maturities-state deposits	14	13
Cash and cash equivalents	5	5
Securities pledged[3]	828	882
Total restricted assets	$ 1,978	$ 1,711

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.
[2] Included in Other investments on the Consolidated Balance sheets.

[3] Includes the fair value of loaned securities of $715 and $759 as of December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019 and 2018, the Company delivered securities as collateral of $113 and $123, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2019, the Company had $877 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2019, assets with a market value of approximately $1,087 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2019, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes *Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company* (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

14. Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2019, 2018 and 2017, expenses were incurred in the amounts of $68, $65 and $64, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2019, 2018 and 2017, expenses were incurred in the amounts of $431, $363 and $347, respectively.

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ended December 31, 2019, 2018 and 2017, expenses related to the agreement were incurred in the amount of $12, $16 and $54, respectively.

- Intercompany agreement with VIM, as amended pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2019, 2018 and 2017, revenue under the VIM intercompany agreement was $59, $63 and $55, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2019, 2018 and 2017 commission expenses incurred by VRIAC were $82, $79 and $77, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the 2018 Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements for variable insurance and mutual fund products with affiliated companies including VRIAC. For the years ended December 31, 2018 and 2017, commissions were collected in the amount of $69 and $170, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with affiliated companies related to investment advisory and other related services. The investment advisory agreement was terminated in the second quarter of 2017. For the years ended December 31, 2018 and 2017, expenses under these intercompany agreements were $26 and $83, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. These agreements were terminated in the second quarter of 2017. For the year ended December 31, 2017, expenses were incurred in the amount $23.

Reinsurance Agreements

The Company has entered into the following agreement with an affiliate that is accounted for under the deposit method. As of December 31, 2019 and 2018, the Company had deposit assets of $36 and $37, respectively, and deposit liabilities of $76 and $77, respectively, related to this agreement. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Additionally, VRIAC entered in 2014 into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Advisory and Other Fees

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc and was paid a monthly fee. For the years ended December 31, 2018 and 2017, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27 and $179, respectively. The investment advisory agreements were terminated in the second quarter of 2017.

VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For each of the years ended December 31, 2019, 2018 and 2017, distribution revenues received by VFP related to affiliated mutual fund products were $27.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2019, 2018, and 2017, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2019, 2018 and 2017. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2019, the Company had an outstanding receivable of $69 and no outstanding payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2018, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. For the year ended December 31, 2019, the company earned no affiliate interest income on this note. Interest income was $5 and $11 for the years ended December 31, 2018 and 2017, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the 2018 Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2019 and 2018.

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits
(a)   Financial Statements:
    (1)   Included in Part A:
        Condensed Financial Information
    (2)   Included in Part B:
        Financial Statements of Variable Annuity Account I:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2019
- Statements of Operations for the year ended December 31, 2019
- Statements of Changes in Net Assets for the years ended December 31, 2019 and 2018
- Notes to Financial Statements

Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2019 and 2018
- Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2019, 2018 and 2017
- Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
- Notes to Consolidated Financial Statements

(b) Exhibits
    (1)   Resolution establishing Variable Annuity Account I • Incorporated by reference to Registration Statement on Form N-4 (File No. 033-59749), as filed on June 1, 1995.
    (2)   Not Applicable
    (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
    (3.2)   Underwriting Agreement dated November 17, 2006 between ING Insurance Company of America and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
    (3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
    (3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.
    (3.5)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.6)	Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.
(3.7)	Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 · Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(3.8)	Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 · Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(4.1)	Variable Annuity Contract G2-CDA-99(TORP)FL • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-87131), as filed on December 15, 1999.
(4.2)	Variable Annuity Contract G-CDA-05(TORP)FL • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-130822), as filed on January 3, 2006.
(4.3)	Variable Annuity Contract Certificate GTCC2-99(TORP)FL to Variable Annuity Contract G2-CDA-99(TORP)FL • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-87131), as filed on December 15, 1999.
(4.4)	Variable Annuity Contract Certificate GTCC-05 (TORP)FL • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-130822), as filed on January 3, 2006.
(4.5)	Endorsement EEGTRRA2(01) to Contract G2-CDA-99(TORP)FL and Contract Certificate GTCC2-99(TORP)FL • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 17, 2002.
(4.6)	Endorsement ENMCHG2(05/02) to contracts G2-CDA-99(TORP)(FL) and certificate GTCC2-99(TORP)(FL) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 17, 2002.
(4.7)	Endorsement E-LOAN2TORP(1/02) to Contract G2-CDA-99(TORP)FL and Certificate GTCC2-99(TORP)FL • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 17, 2002.
(4.8)	Endorsement MERGE-IICA-ILIAC-05 to Contract G2-CDA99 (TORP)FL and Certificate GTCC2-99(TORP)FL • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-130822), as filed on January 3, 2006.
(4.9)	Endorsement EEGTRRA (12/05) to Contract G-CDA-05 (TORP)FL and Certificate GTCC-05(TORP)FL • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-130822), as filed on January 3, 2006.
(4.10)	Endorsement ELOANTORP (12/05) to Contract G-CDA-05 (TORP)FL and Certificate GTCC-05(TORP)FL • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-130822), as filed on January 3, 2006.
(4.11)	Endorsement EVNMCHG (09/14) for name change • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 13, 2015.
(4.12)	Endorsement E-GMIRMM-17(FL) to Contract G-CDA-05(TORP)FL and Certificate GTCC-05(TORP)FL • Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 18, 2018.
(5.1)	Variable Annuity Contract Application 155634 (01/14) (FL) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 13, 2015.

(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(7)	Not Applicable
(8.1)	(Retail) Participation Agreement dated as of January 1, 2003 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.2)	(Retail) Selling Group Agreement among American Funds Distributors, Inc. and Aetna Investment Services, Inc. dated June 30, 2000 • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.3)	(Retail) Omnibus addendum (R shares) dated February 6, 2004 to the Selling Group Agreement dated June 30, 2000 and effective January 1, 2003 between American Funds Distributors, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.4)	(Retail) Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.5)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.6)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.7)	Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.8)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.9)	(Retail) Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds, AIM Distributors, Inc., and Aetna Life Insurance and Annuity Company • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-105479), as filed on May 22, 2003.
(8.10)	Fund Participation Agreement dated November 1, 1999 by and among Aetna Insurance Company of America, AIM Variable Insurance Funds, Inc. and A I M Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-87131), as filed on December 15, 1999.
(8.11)	Service Agreement dated November 1, 1999 between Aetna Insurance Company of America and AIM Advisors, Inc. • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-87131), as filed on December 15, 1999.
(8.12)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.13)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Insurance Company of America (renamed ING Insurance Company of America) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 17, 2002.
(8.14)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Insurance Company of America (renamed ING Insurance Company of America) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 17, 2002.
(8.15)	Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.16)	(Retail) Selling and Services Agreement and Fund Participation Agreement as of October 22, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Neuberger Berman Management LLC □ Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.17)	Rule 22c-2 Agreement dated April 16, 2007 and effective as of October 16, 2007 between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc.□□ Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 333-100207), as filed on October 1, 2007.
(8.18)	Participation Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust, PA Distributors LLC PIMCO PA Distributors, LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 18, 2005.

(8.19)	Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York ● Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.
(8.20)	Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust and ING Insurance Company of America (Administrative) ● Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-87131), as filed on April 18, 2005.
(8.21)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. ● Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.22)	Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC ● Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.
(8.23)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. ● Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.24)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company ● Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.25)	Service Agreement with Investment Adviser dated as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company ● Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.26)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators, Inc. ● Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25. Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Michael S. Smith	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
William T. Bainbridge	1475 Dunwoody Drive West Chester, PA 19380	Director and Senior Vice President
Anthony J. Brantzeg	1475 Dunwoody Drive West Chester, PA 19380	Director and Senior Vice President
Larry N. Port	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President, Treasurer and Chief Tax Officer
C. Landon Cobb, Jr.	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Miles R. Edwards	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
William S. Harmon	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Heather H. Lavallee	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Francis G. O'Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Debra M. Bell	Work at Home, Colorado	Vice President and Assistant Treasurer
Wayne M. Forlines	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Carol B. Keen	Work at Home, Florida	Vice President
Kyle A. Puffer	One Orange Way Windsor, CT 06095-4774	Vice President and Appointed Actuary
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

Melissa A. O'Donnell   20 Washington Avenue South   Secretary
Minneapolis, MN 55401

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

03-31-2020

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

SLD Service Company, LLC
Non-Insurer (Delaware) 84-4774506

RL Payroll Management Company, LLC
Non-Insurer (Delaware) 85-0526803

Voya Services Company
Non-Insurer (Delaware) 52-1317217

03/31/20   Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Page 1   Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Furman Selz Investments III LLC (*a)
Non-Insurer (Delaware) 13-4127836

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*b)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099

200 Connecticut LLC (*c)
Non-Insurer (Delaware) 84-2092098

RiverRoch LLC (*d)
Non-Insurer (Delaware)

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

ILICA LLC
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Security Life Assignment Corporation
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC 68713

Voya America Equities, Inc.
Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company
Insurer (Indiana) 35-0838945 NAIC 66109

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15365

Security Life of Denver International Limited
Insurer (Arizona) 98-0138339 NAIC 15321

Roaring River II, Inc.
Insurer (Arizona) 27-2278894 NAIC 14007

Voya Custom Investments LLC
Non-Insurer (Delaware) 27-2278894

SLD1 Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

IIPS of Florida, LLC
Non-Insurer (Florida)

| Voya Financial Products Company, Inc. Non-Insurer (Delaware) 26-1956344 |
| VFI SLK Global Services Private Limited (*e) Non-Insurer (India) |

*a Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.
*b Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.
*c 200 Connecticut LLC owned 52.413793% by Voya Retirement Insurance and Annuity Company, owned 11.034483% by ReliaStar Life Insurance Company and owned 36.551724% by Non-Affiliate Member.
*d RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.
*e VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

Item 27. Number of Contract Owners

As of February 29, 2020, there were 11,158 individuals holding interests in the annuity contracts funded through Variable Annuity Account I of Voya Retirement Insurance and Annuity Company.

Item 28. Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account B of VRIAC, Variable Annuity Account C of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Director and Managing Director
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Bridget J. A. Witzeman	Work at Home, Ohio 44124	Managing Director
Michael S. Smith	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Risk Officer
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer

Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Frederick H. Bohn	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President, Treasurer and Chief Tax Officer
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Secretary
M. Bishop Bastien	3017 Douglas Boulevard Roseville, CA 95661	Vice President
Debra M. Bell	Work at Home, Colorado	Vice President and Assistant Treasurer
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	Work at Home, Florida	Vice President
George D. Lessner, Jr.	Work at Home, Texas	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	Work at Home, Tennessee	Vice President
Scott W. Stevens	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Andrew M. Kallenberg	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Keith C. Watkins	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c) Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Voya Financial Partners, LLC				$60,798.09

*   Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account I of Voya Retirement Insurance and Annuity Company during 2019.

Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31. Management Services

Not applicable

Item 32. Undertakings

Registrant hereby undertakes:
  (a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
  (b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and
  (c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account I of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-130822) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 20th day of April, 2020.

> VARIABLE ANNUITY ACCOUNT C OF
> VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
>   *(Registrant)*
>
> By: VOYA RETIREMENT INSURANCE AND ANNUITY
>   COMPANY
>   *(Depositor)*
>
> By: Charles P. Nelson*
>   Charles P. Nelson
>   President
>   (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 18 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
William Bainbridge* William T. Bainbridge	Director	
Tony Brantzeg* Anthony J. Brantzeg	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	April 20, 2020
Francis G. O'Neill* Francis G. O'Neill	Senior Vice President and Chief Financial Officer (principal financial officer)	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Michael S. Smith* Michael S. Smith	Director	

By: /s/ Peter M. Scavongelli
        Peter M. Scavongelli
        *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT I
EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney